Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT
by and among
MARK L. GUIDRY,
MICHAEL P. MARAIST,
and
FRANK’S INTERNATIONAL, LLC,
dated
March 11, 2015

TABLE OF CONTENTS

ARTICLE I DEFINITIONS; CONSTRUCTION		1
1.1	Certain Definitions	1
1.2	Construction	1
ARTICLE II PURCHASE AND SALE; CLOSING		2
2.1	Conversion; Purchase and Sale of Timco Interests	2
2.2	Purchase Price	2
2.3	Payment of Debt Payoff Amount	3
2.4	Payment of Transaction Costs	3
2.5	Escrow Amount	3
2.6	Withholding Taxes	3
2.7	Closing	3
2.8	Deliveries at the Closing	4
2.9	Excluded Assets and Excluded Liabilities	4
2.10	Earnout	4
ARTICLE III PURCHASE PRICE ADJUSTMENT; ESCROW		4
3.1	Estimated Net Working Capital Adjustment Procedures	4
3.2	Final Net Working Capital Adjustment Procedures	5
3.3	Aged Accounts Receivable Adjustments and Payments	7
3.4	Escrow Procedures	8
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLERS		8
4.1	Enforceability	9
4.2	Consents; Absence of Conflicts	9
4.3	Ownership	10
4.4	Organization; Good Standing	10
4.5	Foreign Qualification; Power	10
4.6	Capitalization; No Subsidiaries	10
4.7	Absence of Changes	11
4.8	Affiliate Transactions	13
4.9	Real Property	13
4.10	Personal Property	15
4.11	Permits	15
4.12	Contracts	16
4.13	Intellectual Property	18
4.14	Accounts Receivable	19
4.15	Brokers’ Fees; Expenses	20
4.16	Financial Statements	20
4.17	No Undisclosed Liabilities	20
4.18	Legal Compliance	21
4.19	Taxes	21

i

4.20	Inventory	22
4.21	Litigation	22
4.22	Product and Service Warranty	23
4.23	Employees; Employee Relations	23
4.24	Employee Benefit Matters	25
4.25	Environmental Matters	27
4.26	Customers, Vendors and Suppliers	29
4.27	Bank Accounts	29
4.28	Insurance	29
4.29	Books and Records	30
4.30	Disclosure	30
4.31	Assets Necessary to the Timco Business	30
4.32	Debt	30
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		30
5.1	Organization; Good Standing	30
5.2	Foreign Qualification; Power	30
5.3	Authority; Enforceability	30
5.4	Absence of Conflicts	31
5.5	Brokers’ Fees	31
5.6	Litigation	31
ARTICLE VI COVENANTS		31
6.1	Conduct of Business Prior to the Closing	31
6.2	Access to Information	32
6.3	No Solicitation of Other Bids	33
6.4	Notice of Certain Events	33
6.5	Approvals and Consents	34
6.6	Releases and Termination	35
6.7	Non-Competition	36
6.8	Use of Name	38
6.9	Closing Conditions; Further Assurances	38
6.1	Confidentiality	38
6.11	Books and Records	38
6.12	Publicity	39
6.13	Conversion	39
6.14	Pressley Agreements	39
6.15	Affiliate Liquidations	39
6.16	[Intentionally omitted.]	39
6.17	Director and Officer Indemnification and Insurance	39
6.18	Supplement to Disclosure Schedules	40
6.19	Key Employee Agreements	40
ARTICLE VII TAX MATTERS		40

7.1	Filing of Tax Returns; Payment of Taxes	40
7.2	Proration of Straddle Period Taxes	41
7.3	Cooperation	41
7.4	Transfer Taxes	42
7.5	Tax Treatment of Indemnity Payments	42
7.6	Tax Treatment of Acquisition	42
7.7	Allocation of Purchase Price	42
ARTICLE VIII CONDITIONS TO CLOSING		43
8.1	Conditions to Obligations of All Parties	43
8.2	Conditions to Obligations of Buyer	43
8.3	Conditions to Obligations of Sellers	46
ARTICLE IX INDEMNIFICATION		47
9.1	Indemnities of Sellers	47
9.2	Indemnities of Buyer	49
9.3	Claim Procedures	49
9.4	Calculation, Timing and Manner and of Indemnification Payments; Escrow Amount	49
9.5	Recovery	50
9.6	Survival	50
9.7	Reliance	50
9.8	Control of Third-Party Claims	50
9.9	Escrow Procedures	51
9.1	Express Negligence	52
9.11	Exclusive Remedy	52
ARTICLE X TERMINATION		53
10.1	Termination	53
10.2	Effect of Termination	54
ARTICLE XI MISCELLANEOUS		54
11.1	Assignment	54
11.2	Notices	54
11.3	Choice of Law; Jurisdiction; Venue: Jury Waiver	55
11.4	Certain Dispute Resolution Procedures	56
11.5	Waiver of Compliance; Consents	59
11.6	Expenses	59
11.7	Completion of Schedules	60
11.8	Invalidity	60
11.9	Third-Party Beneficiaries	60
11.10	No Presumption Against Any Party	60
11.11	Specific Performance	60
11.12	Counterparts	60
11.13	Entire Agreement; Amendments	60

Schedules
Schedule 2.2	–	Closing Cash Consideration; Equity Consideration; Wire Transfer Instructions for Sellers
Schedule 3.3	–	Aged Accounts Receivable
Schedule 4.2(a)	–	Required Sellers Consents and Notices
Schedule 4.2(b)	–	Required Buyer Consents and Notices
Schedule 4.5	–	Foreign Qualifications
Schedule 4.6(a)	–	Timco Capitalization
Schedule 4.6(d)(i)	–	Current Subsidiaries
Schedule 4.6(d)(ii)	–	Former Subsidiaries
Schedule 4.7	–	Absence of Changes
Schedule 4.8	–	Affiliate Transactions
Schedule 4.9(a)	–	Owned Real Property
Schedule 4.9(b)	–	Leased Real Property
Schedule 4.9(c)	–	Facilities
Schedule 4.10(a)	–	Leased Equipment
Schedule 4.10(b)	–	Scheduled Personal Property
Schedule 4.10(c)	–	Title to Personal Property; Working Order
Schedule 4.11	–	Scheduled Permits
Schedule 4.12	–	Material Contracts
Schedule 4.13(a)	–	Registered Intellectual Property
Schedule 4.13(c)	–	Infringement/Misappropriation
Schedule 4.13(e)	–	Intellectual Property Filings/Payments
Schedule 4.14	–	Accounts Receivable
Schedule 4.15	–	Brokers’ Fees
Schedule 4.16	–	Timco Financial Statements
Schedule 4.17	–	Undisclosed Liabilities
Schedule 4.19	–	Taxes
Schedule 4.21	–	Litigation
Schedule 4.22(a)	–	Compliance with Product and Service Warranties
Schedule 4.22(b)	–	Product and Service Warranty Claims
Schedule 4.23(a)	–	Employees
Schedule 4.23(b)	–	Disability Benefits
Schedule 4.23(d)	–	Employment Contracts and Employment Matters
Schedule 4.23(e)	–	Employee Legal Matters
Schedule 4.24(a)	–	List of Employee Benefit Plans
Schedule 4.24(d)	–	Employee Benefit Matters
Schedule 4.25(a)-(j)	–	Environmental Matters
Schedule 4.27	–	Bank Accounts
Schedule 4.28	–	Insurance
Schedule 4.30	–	Disclosure

Schedule 4.31	–	Assets Necessary to the Timco Business
Schedule 6.7	–	Non-Competition Jurisdictions
Schedule 6.17(a)	–	Director and Officer Indemnification
Schedule 6.19	–	Key Employees
Schedule 8.2(d)	–	Consents

Exhibits
Exhibit A	–	Defined Terms
Exhibit B	–	Form of Escrow Agreement
Exhibit C	–	Form of Employment Agreement
Exhibit D	–	Form of Starr Transition Agreement
Exhibit E	–	Form of Key Employee Retention Letter
Exhibit F	–	Form of Key Employee Confidentiality Agreement
Exhibit G	–	Form of Restricted Stock Unit Agreement
Exhibit H	–	Form of Carthage Property Option Agreement

Annexes
Annex A-1	–	Excluded Assets

v

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This Membership Interest Purchase Agreement (this “Agreement”) is entered into as of March 11, 2015, by and among (i) Frank’s International, LLC, a Texas limited liability company (“Buyer”), and (ii) Mark L. Guidry, an individual resident of the State of Louisiana (“Guidry”), and Michael P. Maraist, an individual resident of the State of Louisiana (“Maraist” and together with Guidry, the “Sellers” and, each, a “Seller”). Buyer and each Seller are each referred to individually as a “Party” and are collectively referred to as the “Parties.”
RECITALS
A.    Sellers own collectively all of the issued and outstanding stock (the “Timco Shares”) of Timco Services, Inc., a Louisiana corporation.
B.    Prior to the Closing, the Sellers shall cause Timco to effect the Conversion, as a result of which Timco will be converted into Timco Services, LLC a Delaware limited liability company, resulting in all of the Timco Shares becoming limited liability company interests, which shall be the only outstanding Interests in Timco.
C.    Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, the Timco Interests, subject to the terms and conditions set forth in this Agreement.
AGREEMENTS
NOW, THEREFORE, in consideration of the premises, agreements and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and in reliance upon the mutual representations and warranties set forth in this Agreement, the Parties agree as follows:
ARTICLE I
DEFINITIONS; CONSTRUCTION
1.1    Certain Definitions. Capitalized terms used in this Agreement but not defined in the body of this Agreement have the meanings ascribed to them in Exhibit A. Capitalized terms defined in the body of this Agreement are listed in Exhibit A by location of the definition of such terms in the body of this Agreement.
1.2    Construction. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes the other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise; (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,”

“hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation;” (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days; and (j) all references to dollars refer to the lawful currency of the United States. The Table of Contents and the Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement. For the avoidance of doubt, for all applicable purposes of this Agreement, including under Article IV, Article VI, Article VII, Article VIII, Article IX, and the definition of Seller Taxes, references to Timco as of the Closing shall be deemed to include Timco Services, Inc., a Louisiana corporation, each of its predecessors and each of its successors resulting from the Conversion.
ARTICLE II
PURCHASE AND SALE; CLOSING
2.1    Conversion; Purchase and Sale of Timco Interests. After the date of this Agreement and prior to the Closing, and upon the satisfaction of the conditions to Closing set forth in Section 8.1, the Parties having made available to each other for review executed copies of the Transaction Documents and the other agreements, documents, instruments or certificates to be delivered at the Closing pursuant to Sections 8.2 and 8.3 and each of the Parties confirming such Party is prepared to effect the Closing subject to the satisfaction of the condition set forth in Section 8.2(g) and those other conditions that by their nature are to be satisfied at the Closing, including the delivery of the Transaction Documents and other agreements, documents, instruments or certificates set forth in Sections 8.2 and 8.3, Sellers shall cause the conversion of Timco Services, Inc., a Louisiana corporation, into Timco Services, LLC, a Delaware limited liability company, pursuant to a statutory conversion in accordance with Section 1-950 of the Business Corporation Law of the State of Louisiana and Section 18-214 of the Delaware Limited Liability Company Act (the “Conversion”), and Sellers and Timco shall have executed, delivered and filed all certificates and other documents required to effect the Conversion in the State of Louisiana and in the State of Delaware, each in a form acceptable to Buyer. After giving effect to the Conversion and subject to the terms and conditions set forth in this Agreement, at the Closing, Sellers will sell, transfer, assign and deliver to Buyer, and Buyer will purchase, assume and accept from Sellers, all of the Timco Interests, free and clear of all Liens, in exchange for the consideration specified in Section 2.2.
2.2    Purchase Price.
(a)    The total consideration to be paid by Buyer to Sellers for the Timco Interests will consist of (i) cash in the aggregate amount of $75,000,000 (the “Base Cash Consideration”) minus (A) the Transaction Costs, minus (B) the Net Debt Amount, minus (C) the Aged Accounts Receivable Amount, minus (D) the Estimated Sellers Working Capital Payment (if any), plus (E) the Estimated Buyer Working Capital Payment (if any) (such resulting amount, the “Cash Consideration”) and (ii) cash in the amount of $8,000,000 (the “Tax Reimbursement Payment”). The Cash Consideration is subject to further adjustment as set forth in Section 3.2. The Cash

Consideration together with the Tax Reimbursement Payment are referred to herein as the “Purchase Price.”
(b)    At the Closing, Buyer will (i) pay to Sellers an amount equal to (A) the Cash Consideration, plus (B) the Tax Reimbursement Payment, minus (C) the Escrow Amount (such resulting amount, the “Closing Consideration”), by wire transfer of immediately available funds, with each Seller to be paid his Pro Rata Share of the Closing Consideration in accordance with the wire transfer instructions set forth on Schedule 2.2. At the Closing, the Parties shall execute and deliver to each other a settlement statement (the “Closing Settlement Statement”) that sets forth the Closing Consideration (and the Pro Rata Share thereof to be received by each Seller) and each adjustment to the Purchase Price provided for in this Section 2.2.
2.3    Payment of Debt Payoff Amount. At the Closing, in addition to the payment of the Cash Consideration and the Tax Reimbursement Payment, Buyer will pay, or cause to be paid, the Debt Payoff Amount, if any, on behalf of the Company to the applicable lenders by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth in the Payoff Letters delivered to the Buyer no later than two Business Days prior to the Closing Date.
2.4    Payment of Transaction Costs. At the Closing, Buyer will pay, or cause to be paid, the Transaction Costs, if any, on behalf of the Company to the applicable service providers by wire transfer of immediately available funds in accordance with the wire transfer instructions delivered to the Buyer in writing no later than two Business Days prior to the Closing Date.
2.5    Escrow Amount. At the Closing, Buyer will (a) withhold from the Cash Consideration and deposit with the Escrow Agent cash in the aggregate amount equal to $3,750,000 (the “Escrow Amount”). The Escrow Amount shall be subject to release from the Escrow Account in accordance with the provisions of Section 3.4.
2.6    Withholding Taxes. All payments due to Sellers under this Agreement will be made net of any applicable deduction or withholding for or on account of any Tax. In the event Buyer is required to withhold or deduct an amount for or on account of any Tax from any payment due under this Agreement, the amount deducted or withheld will be treated as paid to Sellers for purposes of this Agreement.
2.7    Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Timco Interests contemplated hereby shall take place at a closing (the “Closing”) to be held at 9:00 a.m., local time, no later than two Business Days after the last of the conditions to Closing set forth in Article VIII have been satisfied or waived (other than conditions that, by their nature, are to be satisfied on the Closing Date) or at such other time or on such other date as Sellers and Buyer may agree upon in writing; provided, however, that in no event shall the Closing occur prior to April 1, 2015; provided, further, however that Buyer shall have the right to delay the Closing to the last Business Day of the month in which the last of the conditions to Closing set forth in Article VIII have been satisfied or waived (other than conditions that, by their nature, are to be satisfied on the Closing Date); provided further, however that under no circumstances may Closing be delayed in the preceding clause any further than the date which is ten (10) days from the date that the last of the conditions to Closing set forth in Article VIII have been satisfied or waived (other than conditions that, by their nature, are to be satisfied on the Closing Date). The Closing shall take place at the offices of Vinson & Elkins L.L.P., First City Tower, 1001 Fannin, Suite 2500, Houston, Texas 77002, or at such other place as Sellers and Buyer may mutually agree upon in writing.
2.8    Deliveries at the Closing. At the Closing, (a) Buyer shall deliver to Sellers, (i) the Closing Consideration and (ii) the other Transaction Documents and all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 8.3; and (b) Sellers shall deliver to Buyer (i) an assignment of the Timco Interests in form and substance satisfactory to Buyer, duly executed by each Seller, and (ii) the other Transaction Documents and all other agreements, documents, instruments or other certificates required to be delivered by Sellers at or prior to the Closing pursuant to Section 8.2.
2.9    Excluded Assets and Excluded Liabilities. Prior to the Closing, Sellers shall cause Timco to transfer the Excluded Assets and the Excluded Liabilities to Sellers or an Affiliate of Sellers.
2.10    Earnout.
(a)    The Buyer shall pay to the Sellers $10,000,000 (the “First Tier Earnout Payment”) by wire transfer of immediately available funds, with each Seller to be paid his Pro Rata Share of the First Tier Earnout Payment in accordance with the wire transfer instructions set forth on Schedule 2.2, within twenty Business Days following the end of the first calendar quarter during the period from October 1, 2015 until December 31, 2016 with respect to which the BHI US Land Rig Count averages greater than 1,350, calculated by dividing (x) the sum of all BHI US Land Rig Counts published during such calendar quarter by (y) the number of BHI US Land Rig Counts published during such calendar quarter.
(b)    The Buyer shall pay to the Sellers $10,000,000 (the “Second Tier Earnout Payment” and, together with the First Tier Earnout Payment, the “Earnout Payments”) by wire transfer of immediately available funds, with each Seller to be paid his Pro Rata Share of the Second Tier Earnout Payment in accordance with the wire transfer instructions set forth on Schedule 2.2, within twenty Business Days following the end of the first calendar quarter during the period from October 1, 2016 until June 30, 2017 with respect to which the BHI US Land Rig Count averages greater than 1,700, calculated by dividing (x) the sum of all BHI US Land Rig Counts published during such calendar quarter by (y) the number of BHI US Land Rig Counts published during such calendar quarter.
ARTICLE III
PURCHASE PRICE ADJUSTMENT; ESCROW
3.1    Estimated Net Working Capital Adjustment Procedures.
(a)    The Parties acknowledge that the Purchase Price has been based in part on Timco having a minimum Net Working Capital as of the Closing Date between $9,000,000 (the

“Target Net Working Capital Minimum”) and $13,000,000 (the “Target Net Working Capital Maximum”). The Purchase Price will be adjusted in accordance with the following procedures. At least three Business Days before the Closing, the Sellers will prepare and deliver, or cause to be prepared and delivered, to Buyer a balance sheet (the “Estimated Closing Date Balance Sheet”) of Timco as of the Closing Date, which Estimated Closing Date Balance Sheet will be prepared in accordance with GAAP; provided, however, that, even if inconsistent with GAAP, the Estimated Closing Date Balance Sheet (and any determination of Net Working Capital derived therefrom) will not take into account (i) the transactions contemplated by this Agreement or (ii) the Aged Accounts Receivable. The Sellers will also prepare and deliver, or cause to be prepared and delivered, to Buyer a worksheet showing the Net Working Capital derived from the Estimated Closing Date Balance Sheet (the “Estimated Net Working Capital”).
(b)    If the Estimated Net Working Capital exceeds the Target Net Working Capital Maximum (such excess, the “Estimated Buyer Working Capital Payment”), the Base Cash Consideration will be increased at Closing by an amount equal to the Estimated Buyer Working Capital Payment.
(c)    If the Target Net Working Capital Minimum exceeds the Estimated Net Working Capital (such excess, the “Estimated Sellers Working Capital Payment”), the Base Cash Consideration will be reduced at Closing by an amount equal to the Estimated Sellers Working Capital Payment.
(d)    Set forth on Schedule 3.3 is a list of the Accounts Receivable of Timco that, as of a date no more than seven days prior to the Closing Date, have been outstanding for more than 90 days as of the Closing Date (the “Aged Accounts Receivable”) and the aggregate dollar amount of such Aged Accounts Receivable, the “Aged Accounts Receivable Amount”).
3.2    Final Net Working Capital Adjustment Procedures.
(a)    Following the Closing, for the purpose of confirming the Estimated Sellers Working Capital Payment or the Estimated Buyer Working Capital Payment, as applicable, Buyer will prepare, or cause to be prepared, a balance sheet (the “Final Closing Date Balance Sheet”) of Timco dated as of the Closing Date, which Final Closing Date Balance Sheet will be prepared in accordance with GAAP; provided, however, that, even if inconsistent with GAAP, the Final Closing Date Balance Sheet (and any determination of Net Working Capital derived therefrom) will not take into account (i) the transactions contemplated by this Agreement or (ii) the Aged Accounts Receivable.
(b)    No later than 75 days after the Closing Date, Buyer will deliver to the Sellers the Final Closing Date Balance Sheet together with a worksheet showing the Net Working Capital derived from the Final Closing Date Balance Sheet (the “Final Net Working Capital”). If the Sellers, acting in good faith, disagree with any portion of the Final Closing Date Balance Sheet (the disputed items being the “Disputed WC Items”), then the Sellers will give written notice (a “WC Dispute Notice”) to Buyer within 20 days after the date of the delivery to the Sellers of the Final Closing Date Balance Sheet, which WC Dispute Notice will: (i) set forth the Disputed WC Items; (ii) specify in reasonable detail the Sellers’ basis for disagreement with the Final Closing Date

Balance Sheet; (iii) set forth the Sellers’ proposed resolution of the Disputed WC Items (including the Sellers’ determination of Net Working Capital taking into account such proposed resolution of the Disputed WC Items); and (iv) include materials showing in reasonable detail the Sellers’ support for such position. Any matters set forth in the Final Closing Date Balance Sheet that are not included as Disputed WC Items in a timely delivered WC Dispute Notice will be deemed accepted by the Sellers and will be binding and final for all purposes of this Agreement. The failure by the Sellers to provide a WC Dispute Notice within such 20-day period or the delivery by the Sellers to Buyer during such 20-day period of a written notice stating that the Sellers have elected not to deliver a WC Dispute Notice will constitute a full and complete acceptance of the Final Closing Date Balance Sheet as determined by Buyer, and such Final Closing Date Balance Sheet will be binding and final for all purposes of this Agreement. If the Sellers timely deliver a WC Dispute Notice and Buyer and the Sellers are unable to resolve any disagreement between them with respect to the Final Closing Date Balance Sheet within 15 days after the delivery of such WC Dispute Notice by the Sellers to Buyer, then the Disputed WC Items (but no others) may be referred by the Sellers or Buyer for determination to Ernst & Young LLP (or, if Ernst & Young LLP is unable or unwilling to serve, another nationally recognized accounting firm not affiliated with Sellers or Buyer that is mutually selected by the Sellers and Buyer). If the Sellers and Buyer are unable to select a nationally recognized accounting firm within five Business Days of Ernst & Young LLP declining to accept such engagement, either the Sellers or Buyer may thereafter request that the American Arbitration Association make such selection (Ernst & Young LLP, the firm selected by the Sellers and Buyer or the firm selected by the American Arbitration Association, as applicable, is referred to as the “Independent Accountant”). Each of the Sellers and Buyer will provide the Independent Accountant and the other with a statement of its position as to the amount for each Disputed WC Item within 15 days from the date of the referral to the Independent Accountant. The Independent Accountant will make a written determination as promptly as practicable, but in any event within 30 days after the date on which the dispute is referred to the Independent Accountant, by selecting from the position of either the Sellers (on the one hand) or Buyer (on the other hand) as to each Disputed WC Item. The Independent Accountant will be authorized to select only the position as to each Disputed WC Item as presented by either the Sellers (on the one hand) or Buyer (on the other hand). If at any time the Sellers and Buyer resolve their dispute, then notwithstanding the preceding provisions of this Section 3.2(b), the Independent Accountant’s involvement promptly will be discontinued and the Final Closing Date Balance Sheet will be revised, if necessary, to reflect such resolution and thereupon will be final and binding for all purposes of this Agreement. The Parties will make readily available to the Independent Accountant all relevant books and records relating to the Closing Date Balance Sheet and all other items reasonably requested by the Independent Accountant in connection with resolving the Disputed WC Items. Sellers shall pay a portion of the costs and expenses of the Independent Accountant equal to 100% multiplied by a fraction, the numerator of which is the amount of the Disputed WC Items submitted to the Independent Accountant that are resolved in favor of Buyer and the denominator of which is the total amount of the Disputed WC Items submitted to the Independent Accountant, and Buyer shall pay that portion of the costs and expenses of the Independent Accountant that Sellers are not required to pay hereunder. The decision of the Independent Accountant will be final and binding for all purposes of this Agreement and the Final Closing Date Balance Sheet will be revised, if necessary, to reflect such decision and thereupon will be final and binding for all purposes of this Agreement.

(c)    Following the final determination of the Final Closing Date Balance Sheet in accordance with Section 3.2(b) and the Aged Accounts Receivable True-Up Calculation in accordance with Section 3.3(b), the Buyer or the Sellers, as applicable, shall make or cause to be made such true-up payments to one another as are required to (i) place the Buyer and the Sellers in the same position in which they would have been had the Final Closing Date Balance Sheet and the Final Net Working Capital been known at the Closing and had the Final Net Working Capital, rather than the Estimated Net Working Capital, been used to determine the Closing Consideration at the Closing and (ii) account for the Final Buyer Aged Accounts Receivable True-Up Payment (if any) or Final Sellers Aged Accounts Receivable True-Up Payment (if any).
(d)    Any true-up payment required to be made by the Sellers pursuant to Section 3.2(c) is referred to as the “Final Sellers Payment.” If the Sellers are required to make the Final Sellers Payment, then Sellers will promptly (but in any event within five Business Days following the date of the final determination of the Final Closing Date Balance Sheet) pay an amount equal to the Final Sellers Payment by wire transfer of immediately available funds to an account designated by Buyer in accordance with Section 11.2.
(e)    Any true-up payment required to be made by the Buyer pursuant to Section 3.2(c) is referred to as the “Final Buyer Payment.” If the Buyer is required to make the Final Buyer Payment, then Buyer will promptly (but in any event within five Business Days following the date of the final determination of the Final Closing Date Balance Sheet) pay to each Seller his Pro Rata Share of the Final Buyer Payment by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth on Schedule 2.2.
(i)    Contemporaneously with the payment of the Final Sellers Payment or the Final Buyer Payment, as applicable, the Parties shall execute and deliver to each other an amended Closing Settlement Statement that sets forth the Final Sellers Payment or the Final Buyer Payment, as applicable (and the Pro Rata Share thereof to be received by each Seller), together with each other adjustment to the Purchase Price provided for in Section 2.2.
(f)    Any payment made pursuant to this Section 3.2 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes unless otherwise required by applicable Legal Requirements.
3.3    Aged Accounts Receivable Adjustments and Payments.
(a)    Notwithstanding anything to the contrary in this Article III, the Aged Accounts Receivable will not be included in the Estimated Net Working Capital or the Final Net Working Capital.
(b)    At the time of the final determination of the Final Closing Date Balance Sheet, the Parties shall calculate (the “Aged Accounts Receivable True-Up Calculation”) the difference obtained by subtracting (x) the Aged Accounts Receivable Amount from (y) the amount of any Accounts Receivable set forth on the Final Closing Date Balance Sheet that have been outstanding for more than 90 days as of the Closing Date (the “Final Closing Date Aged Accounts Receivable”).
(c)    If the Aged Accounts Receivable True-Up Calculation results in a negative number, the Buyer shall pay to the Sellers cash in an amount equal to the amount of such negative difference (a “Final Buyer Aged Accounts Receivable True-Up Payment”).
(d)    If the Aged Accounts Receivable True-Up Calculation results in a positive number, the Sellers shall pay to the Buyer cash in an amount equal to the amount of such positive difference (a “Final Sellers Aged Accounts Receivable True-Up Payment”).
(e)    In the event that Timco receives payment from a customer following the Closing Date for all or any portion of any Final Closing Date Aged Accounts Receivable, Timco will promptly (but in any event within five Business Days) pay Sellers such payment, with each Seller to be paid in accordance with his Pro Rata Share by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth on Schedule 2.2.
3.4    Escrow Procedures.
(a)    Releases of any of the Escrow Fund shall be made only in accordance with Section 9.4(b) and Section 9.9, or otherwise pursuant to an award, judgment, decision or order rendered pursuant to Section 11.4, and delivered to the Escrow Agent specifying the amount of the Escrow Fund to be released from the Escrow Account and the Person or Persons to whom such Escrow Fund shall be released.
(b)    The Escrow Amount owned by each Seller shall be proportionate with respect to his Pro Rata Share as set forth on Schedule 2.2, and the Escrow Amount, shall be held, invested, safeguarded and released by the Escrow Agent in accordance with the terms of the Escrow Agreement and this Agreement.
(c)    In the event of a conflict between the Escrow Agreement and this Agreement, as between the Parties to this Agreement, this Agreement shall govern. In the event that any Party receives a release of any Escrow Amount pursuant to the Escrow Agreement to which it is not entitled pursuant to the terms of this Agreement, such Party shall return such Escrow Amount to the Escrow Agent to be held and released pursuant to this Agreement and the Escrow Agreement.
(d)    If either Buyer or the Sellers shall fail to timely execute and deliver a Joint Instruction Letter when required under this Agreement, Buyer or the Sellers, as applicable, shall be entitled to seek an order, judgment or decision (in accordance with Section 11.4) that will enable the Escrow Agent to release to the applicable Person or Persons the Escrow Amount to which they are entitled under this Agreement and to seek to recover Damages from Sellers or Buyer, as applicable, as a result of such failure to comply with this Agreement.
(e)    Each of Buyer (on the one hand) and Sellers (on the other) shall be responsible for 50% of all costs and fees payable by any of Buyer or Sellers under the Escrow Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS
Each Seller (i) individually represents and warrants to Buyer, as of the date hereof and as of the Closing, that the representations and warranties set forth in Sections 4.1, 4.2(a) and 4.3 below are true and correct solely as to such Seller, (ii) jointly and severally represents and warrants to Buyer, as of the date hereof and as of the Closing, that the representations and warranties set forth in this Article IV, other than in Sections 4.1, 4.2(a) and 4.3, are true and correct, and (iii) acknowledges that Buyer is relying on the following representations and warranties in entering into this Agreement.
4.1    Enforceability. Each Transaction Document to which such Seller is a party has been duly and validly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller, in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity (such laws and principles being referred to herein as “Creditors’ Rights”), assuming in each case that such Transaction Document has been duly executed and delivered by each party, other than such Seller, to such Transaction Document. Such Seller has the legal power, authority and capacity to execute and deliver each Transaction Document to which such Seller is a party.
4.2    Consents; Absence of Conflicts.
(a)    The execution and delivery of this Agreement or any other Transaction Document by such Seller, nor the consummation of the transactions contemplated hereby or thereby or compliance by such Seller with any of the provisions hereof or thereof, will (i) violate or breach the terms of, cause a default under, conflict with, result in the loss by such Seller of any rights or benefits under, impose on such Seller any additional or greater burdens or obligations under, create in any other Person additional or greater rights or benefits under, create in any other Person the right to accelerate, terminate, modify or cancel, require any notice or consent or give rise to any preferential purchase right, right of first refusal, right of first offer or similar right under (A) any applicable Legal Requirement or (B) any Material Contract to which such Seller is a party or by which such Seller or any of its properties is bound, or (ii) with the passage of time or the giving of notice or the taking of any action of any third party have any of the effects set forth in clause (i) or (ii) of this Section 4.2(a). Except as set forth on Schedule 4.2(a), such Seller is not required to obtain any consent from any Person or provide any notice to any Person in connection with the consummation of the transactions contemplated by this Agreement.
(b)    Neither the execution and delivery of this Agreement or any other Transaction Document by a Seller, nor the consummation of the transactions contemplated hereby or thereby or compliance by a Seller with any of the provisions hereof or thereof, will (i) violate or breach the terms of, cause a default under, conflict with, result in the loss by Timco of any rights or benefits under, impose on Timco any additional or greater burdens or obligations under, create in any other Person additional or greater rights or benefits under, create in any other Person the right to accelerate, terminate, modify or cancel, require any notice or consent or give rise to any preferential purchase right, right of first refusal, right of first offer or similar right under (A) any applicable Legal Requirement, (B) the Timco Organizational Documents or (C) any Material Contract to which Timco is a party or by which Timco or any of its properties is bound, (ii) result in the creation or imposition of any Lien (other than a Permitted Lien) on any Timco Asset or any of the Timco Interests, (iii) result in the cancellation, forfeiture, revocation, suspension or adverse modification of any Timco Asset or any of the Timco Interests or any existing consent, approval, authorization, license, permit, certificate or order of any Governmental Authority, or (iv) with the passage of time or the giving of notice or the taking of any action of any third party have any of the effects set forth in clause (i), (ii) or (iii) of this Section 4.2(b). Except as set forth on Schedule 4.2(b), Timco is not required to obtain any consent from any Person or provide any notice to any Person in connection with the consummation of the transactions contemplated by this Agreement.
4.3    Ownership. Such Seller is the record and beneficial owner of the Timco Interests set forth opposite such Seller’s name on Schedule 4.6(a) and has good and valid tile to such Timco Interests, free and clear of all Liens, other than restrictions on transfer that may be imposed by state or federal securities laws and the Timco Organizational Documents.
4.4    Organization; Good Standing. As of the date of this Agreement, Timco is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana. As of the Closing (after giving effect to the Conversion), Timco will be a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Sellers have furnished to Buyer true and complete copies of the Timco Organizational Documents, each as amended on or prior to the date of this Agreement and presently in effect. Prior to the Closing, Sellers shall have furnished to Buyer true and complete copies of all documents filed in connection with the Conversion as well as the Timco Organizational Documents in effect as of the Closing.
4.5    Foreign Qualification; Power. Except as would not reasonably be expected to have a Material Adverse Effect, Timco is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business as now conducted or the character of the property owned or leased by Timco makes such qualification necessary, which jurisdictions are listed on Schedule 4.5. Timco has all requisite limited liability company power and authority to own, operate or lease its properties and assets and to carry on its business as currently conducted.
4.6    Capitalization; No Subsidiaries.
(a)    Schedule 4.6(a) sets forth a true and complete list that accurately reflects all of the Timco Interests held by each Seller. The Timco Interests (i) have been duly authorized, are validly issued and are fully paid and non-assessable, (ii) were issued in compliance with applicable Legal Requirements, (iii) were not issued in violation of the Timco Organizational Documents or any other agreement, arrangement or commitment to which a Seller or Timco is a party, and (iv) were not issued in violation of, and are not subject to, any preemptive rights, rights of first refusal, rights of first offer, purchase options, call options or other similar rights of any Person, except as set forth in the Timco Organizational Documents. There are no Interests issued or outstanding in Timco other than the Timco Interests.

(b)    There are no Contracts (including options, warrants, convertible securities, calls, puts and preemptive rights) obligating Timco to: (i) issue, sell, pledge, dispose of or encumber any Interests in Timco; (ii) redeem, purchase or acquire in any manner any Timco Interests; or (iii) make any dividend or distribution of any kind with respect to any Timco Interests.
(c)    There are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights affecting the Timco Interests. Other than as set forth in the Timco Organizational Documents, there are no voting trusts, proxies or other member or similar agreements or understandings with respect to the voting or transfer of any of the Timco Interests.
(d)    Except as set forth on Schedule 4.6(d)(i), there are no Persons or joint ventures in which Timco owns, of record or beneficially, any direct or indirect (through a Subsidiary or otherwise) Interest. Except as set forth on Schedule 4.6(d)(ii), there have not been, other than with respect to those Persons and joint ventures set forth on Schedule 4.6(d)(i), any Persons or joint ventures in which Timco has owned, of record or beneficially, any direct or indirect (through a Subsidiary or otherwise) Interest. There are no outstanding obligations of Timco to provide funds to, or make any investment (in either case, in the form of a loan, capital contribution, purchase of an Interest (whether from the issuer or another Person) or otherwise) in, any other Person.
4.7    Absence of Changes. Except as set forth on Schedule 4.7, since December 31, 2014:
(a)    there has not been any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(b)    the Timco Business has been operated and maintained in the Ordinary Course of Business of Timco (other than the Conversion);
(c)    there has not been any damage, destruction or loss to any portion of the Timco Assets, whether covered by insurance or not, having a replacement cost of more than $25,000 for any single loss or $100,000 for all such losses;
(d)    other than in connection with the transactions contemplated by this Agreement (including the Conversion), there has been no merger or consolidation of Timco with any other Person or any acquisition or disposition by Timco of any Interests or business of any other Person or any agreement with respect thereto;
(e)    there has been no declaration, setting aside or payment of any distribution with respect to the Interests in Timco;
(f)    there has been no borrowing of funds, agreement to borrow funds, guaranty or agreement to maintain the financial position of any Person or other incurrence of Debt by Timco;
(g)    Timco has not entered into any employment, consulting, change in control, retention, severance or indemnification agreement or an agreement with respect to a bonus (nor amended any such agreement) with any Person (either individually or as a part of a class of similarly situated Persons), nor has Timco incurred or entered into, or become bound by, any collective bargaining agreement or other obligation to, or Contract with any, labor organization or employee representative;
(h)    there has been no actual, pending or, to the Knowledge of Sellers, threatened adverse change in the relationship of Timco with any material customer, supplier, distributor or sales representative of the Timco Business;
(i)    there has been no increase in the compensation or benefits payable or to become payable to any manager, officer, director, employee or contractor of Timco;
(j)    there has been no payment by Timco to any director, officer, member, partner, equityholder, employee, contractor or holder of any Interest in Timco, or any Affiliate of Timco (whether as a loan or otherwise), except regular compensation and usual benefits payments in the Ordinary Course of Business of Timco;
(k)    Timco has not entered into any Contract with or relating to any director, officer, member, manager, equityholder, employee or consultant of Timco or any Affiliate of the foregoing;
(l)    Timco has not changed any of its accounting or Tax reporting principles, methods or policies;
(m)    Timco has not made, changed or rescinded any election relating to Taxes, amended any Tax Return, entered into any agreement relating to Taxes, including any closing agreement or agreement to extend the statute of limitations with respect to Taxes, or settled or compromised any Claim or liability relating to Taxes;
(n)    Timco has not failed to promptly pay and discharge current liabilities when due and consistent with past practices except where disputed in good faith by appropriate proceedings;
(o)    Timco has not mortgaged, pledged or subjected any Timco Asset to any Lien except Permitted Liens, or acquired any assets except for assets acquired in the Ordinary Course of Business of Timco;
(p)    Timco has not discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent), except in the Ordinary Course of Business of Timco and that, in the aggregate, would not be material to Timco;
(q)    Timco has not canceled or compromised any Debt or Claim or amended, canceled, terminated, relinquished, waived or released any Contract or right except in the Ordinary Course of Business of Timco and that, in the aggregate, would not be material to Timco;
(r)    Timco has not made or committed to make any capital expenditures or capital additions or betterments in excess of $50,000 individually or $100,000 in the aggregate;

(s)    Timco has not granted any license or sublicense of any rights under or with respect to any Intellectual Property Rights and has not transferred, assigned or granted any license or sublicense of any material rights under or with respect to any Intellectual Property Rights;
(t)    Timco has not instituted or settled any material legal actions, suits or other legal proceedings; and
(u)    Timco has not sold, transferred or assigned any Timco Asset, other than any such sales in the Ordinary Course of Business of Timco for fair market value and for a purchase price of less than $25,000 in the aggregate.
There is no Contract to do any of the foregoing, except as expressly permitted by this Agreement.
4.8    Affiliate Transactions. Schedule 4.8 describes all services (other than general employment services) and assets owned, licensed to or otherwise held by any Seller or any Affiliate of any Seller that are or were made available or provided to or used by Timco or the Timco Business within the one-year period ending on the date of this Agreement or that may be required to operate the Timco Business from and after the Closing Date consistent with past practices in the preceding year. Except as set forth in Schedule 4.8, (a) Timco is not obligated to pay currently or in the future any amounts to any Sellers or their respective Affiliates, and no Seller nor any of their respective Affiliates is obligated to pay currently or in the future any amounts to Timco and (b) since December 31, 2013, Timco has not purchased, transferred or leased any real or personal property from or for the benefit of, paid any fee, commission, salary or bonus to or for the benefit of, any Sellers or their respective Affiliates or any director, officer, member, manager, partner or equityholder thereof other than salaries and employee-related benefits paid to employees in the Ordinary Course of Business of Timco and Timco has not sold, transferred or leased any real or personal property to any Sellers or their respective Affiliates.
4.9    Real Property.
(a)    Schedule 4.9(a) lists all real property owned by Timco, other than the Excluded Assets (the “Owned Real Property”). Timco owns good, marketable and indefeasible fee simple title to the Owned Real Property, free and clear of all Liens, except Permitted Liens.
(b)    Schedule 4.9(b) lists all leases of real property (and the lands covered thereby) pursuant to which Timco leases real property for use in connection with the Timco Business (all such leased real property collectively, the “Leased Real Property” and, all such listed leases collectively, the “Scheduled Leases”), together with a general description of any improvements located thereon, in each case specifying the name of the lessor, lessee, sublessor or sublessee (if any) and the date and term of each lease. A true and complete copy of each of the Scheduled Leases, as amended to date, has been furnished to Buyer. The Person identified on Schedule 4.9(b) as the lessee or sublessee under any particular Scheduled Lease is the lessee or sublessee or has succeeded to the rights of the lessee or sublessee under such Scheduled Lease and has a valid leasehold interest or subleasehold interest in the Leased Real Property identified in such Scheduled Lease, free and clear of all Liens except Permitted Liens. Each Scheduled Lease is in full force and effect and, to the Knowledge of Sellers, constitutes a binding obligation of each landlord, lessor or sublessor thereunder, enforceable against such landlord, lessor or sublessor in accordance with its terms subject to Creditors’ Rights. No event has occurred that constitutes, or that with the giving of notice or the passage of time or both would constitute, a material default under any Scheduled Lease by Timco after the Closing or, to the Knowledge of Sellers, by any other party to any Scheduled Lease. Each Person identified on Schedule 4.9(b) as the lessee or sublessee under any particular Scheduled Lease either owns the improvements located on the lands covered by such lease or validly occupies such improvements in accordance with the terms of such lease free and clear of all Liens except Permitted Liens.
(c)    Except as set forth on Schedule 4.9(c), the Owned Real Property and the Leased Real Property constitute all of the real property (the “Real Property”) that has been used in connection with the ownership and operations of the Timco Business since December 31, 2013. Other than Timco, there are no parties in possession of any portion of any Real Property as lessees, subtenants, tenants at sufferance or trespassers. Timco has full right and authority to use and operate all of the improvements located on the Real Property, subject to applicable Legal Requirements and Permitted Liens. Such improvements are being used, occupied and maintained in all material respects by Timco in accordance with all applicable easements, Contracts, permits, licenses, insurance requirements, restrictions, building setback lines, covenants and reservations. Certificates of occupancy and all other material licenses, permits, authorizations and approvals required by any Governmental Authority having jurisdiction over the Real Property have been issued for Timco’s occupancy of each of such improvements and all such certificates, licenses, permits, authorizations and approvals have been paid for and are in full force and effect. No casualty loss has occurred since December 31, 2013 with respect to the improvements located on the Real Property (the “Facilities”). There is no pending or, to the Knowledge of Sellers, threatened condemnation, eminent domain or similar proceeding or special assessment affecting any of the Real Property, nor is any such proceeding or assessment being contemplated. No Facility encroaches on Real Property owned or leased by a Person other than Timco. Except as set forth on Schedule 4.9(c), (i) the Facilities have been used by Timco in the Ordinary Course of Business and remain as of the date of this Agreement in adequate condition for such continued use and (ii) to the Knowledge of the Sellers the Facilities are free from material structural and mechanical defects (including roofs). Sellers have not deferred maintenance of the Facilities in contemplation of the transactions contemplated by this Agreement. All of the Real Property has direct access to public roads without the use of any easement, license or right of way.
(d)    Sellers or Timco have furnished Buyer with true and complete copies of (i) all deeds, leases, title opinions, title encumbrances, title insurance policies and surveys in the possession of Sellers or Timco and their respective Affiliates that relate to the Real Property, including the deeds vesting in Timco fee simple title in and to the Owned Real Property, together with true and complete copies of all title insurance policies and the most current survey of the Real Property and the Facilities in the possession or control of Sellers or Timco, and (ii) all reports of any engineers, environmental consultants or other consultants in their possession relating to any of the Real Property or the Facilities.

(e)    All utilities (including water, sewer or septic, gas, electricity, trash removal and telephone service) are available to the Real Property in sufficient quantities and quality to adequately serve the Real Property in connection with the operation of the Timco Business conducted therefrom as such operations are currently conducted thereon.
4.10    Personal Property.
(a)    Schedule 4.10(a) lists (i) each item of equipment, tools, machinery, parts, materials, supplies, furniture, cars, trucks, trailers, cranes, and other rolling stock and each other item of tangible personal property used or held for use by Timco or any of its Affiliates in connection with the Timco Business that is subject to a lease (the “Leased Equipment”), and (ii) if such lease is treated as a capital lease under GAAP, the purchase price as of the date of this Agreement for such item of Leased Equipment under the terms of the relevant lease for such item of Leased Equipment.
(b)    Unless listed on Schedule 4.10(a), Schedule 4.10(b) lists each item of equipment, tools, machinery, parts, materials, supplies, furniture, cars, trucks, trailers, cranes and other rolling stock and each other item of tangible personal property used or held for use by Timco in connection with the Timco Business having an estimated fair market value or book value of $25,000 or more (the “Scheduled Personal Property”).
(c)    The Leased Equipment and the Scheduled Personal Property and all other tangible personal property owned by Timco in connection with the Timco Business (together, the “Personal Property”) constitute all of the tangible personal property necessary for the continued ownership, use and operation of the Timco Business consistent in all material respects with Timco’s past practices since December 31, 2013 and with the practices of Timco as of the date of this Agreement. Except as set forth on Schedule 4.10(c), Timco has good and valid title to the Personal Property free and clear of all Liens except Permitted Liens. Upon the consummation of the transactions contemplated by this Agreement, Timco will have good and valid title to the Personal Property free and clear of all Liens, except Permitted Liens. The Personal Property is located on the Real Property, is on location with a customer of Timco in accordance with the records of Timco or is in transit between such customer location and the Real Property in the Ordinary Course of Business. Other than any Personal Property not currently used in the Ordinary Course of Business of Timco, which Personal Property is set forth on Schedule 4.10(c), each item of Personal Property is in good working order and repair (taking its age and ordinary wear and tear into account), has been operated and maintained in the Ordinary Course of Business of Timco and remains in suitable and adequate condition for use consistent with its primary use since December 31, 2013 (or later acquisition date). Timco has not deferred maintenance of any such item in contemplation of the transactions contemplated by this Agreement.
4.11    Permits. Schedule 4.11 lists all material permits, licenses, certificates, authorizations and approvals granted by any Governmental Authority (each, a “Permit”) and used or held by Timco in connection with the ownership of the Timco Assets or the operation of the Timco Business (the “Scheduled Permits”), including their respective dates of issuance and expiration. The Scheduled Permits constitute all Permits necessary for the continued ownership and use of the Timco Assets and operation of the Timco Business consistent in all material respects with the past practices of the Timco Business since December 31, 2013. Except as set forth in Schedule 4.11, the Scheduled Permits are valid and in full force and effect and Timco is not in default, and no condition exists that with notice or lapse of time or both would constitute a default, under any of the Scheduled Permits.
4.12    Contracts.
(a)    Schedule 4.12 identifies each of the following Contracts to which Timco is a party or by which Timco or any of the Timco Assets is bound, but excluding any Contracts that relate solely to the Excluded Assets (each such Contract, whether or not identified on Schedule 4.12, a “Material Contract”):
(i)    any Contract that provides for the payment or potential payment by Timco of more than $25,000 in any consecutive 12-month period or more than $25,000 over the remaining life of such Contract other than a Contract that (A) is terminable by each party thereto giving notice of termination to the other party thereto not more than 30 days in advance of the proposed termination date and (B) even if so terminable, contains no post-termination obligations, termination penalties, buy-back obligations or similar obligations;
(ii)    any Contract that constitutes a purchase order or other Contract relating to the sale, purchase, lease or provision by Timco of goods or services in excess of $25,000 in any 12-month period;
(iii)    any Contract that grants any Person the exclusive right to sell products or provide services within any geographical region other than a Contract that (A) is terminable by Timco by giving notice of termination to the other party thereto not more than 30 days in advance of the proposed termination date and (B) even if so terminable, contains no post-termination obligations, termination penalties, buy-back obligations or similar obligations;
(iv)    any Contract that purports to limit the freedom of Timco to compete in any line of business or with any Person or to conduct business in any geographic location;
(v)    any Contract relating to the acquisition by Timco of any operating business or Interest of another Person (by asset sale, stock sale, merger or otherwise);
(vi)    any Contract relating to the payment of any Tax or the filing of Tax Returns;
(vii)    any Contract that was entered into outside of the Ordinary Course of Business of Timco since December 31, 2013;
(viii)    any Contract constituting a partnership, joint venture or other similar Contract;
(ix)    any Contract relating to Debt, any Contract creating a capital lease obligation, any Contract for the sale or factoring of accounts receivable, any Contract constituting a guarantee of debt of any other Person or any Contract requiring Timco to maintain the financial position of any other Person;
(x)    any Contract under which Timco has made advances or loans to any other Person;
(xi)    any outstanding agreements of guaranty, surety or indemnification (other than master services agreements entered into in the Ordinary Course of Business of Timco), direct or indirect, by Timco, in each case where the annual obligations under such agreement are more than $25,000;
(xii)    any Contract in respect of Intellectual Property Rights involving a license granted, title conveyed, or royalty payment to or by Timco where the annual obligations under such agreement are more than $25,000;
(xiii)    any Contract that provides for (A) the purchase or sale of real property or (B) the lease (including any master lease covering multiple items of personal property) of any item or items of personal property with a rental expense under such lease (whether for a single item or multiple items);
(xiv)    any Contract providing for the deferred payment of any purchase price including any “earn out” or other contingent fee arrangement;
(xv)    any Contract creating a Lien, other than a Permitted Lien, on Timco Assets that will not be discharged at or prior to the Closing;
(xvi)    any Contract between Timco, on the one hand, and any Affiliate of Timco, on the other hand, including any Contract providing for (A) compensation, the acceleration of benefits or the loss of any rights in connection with the consummation of the transactions contemplated by this Agreement or (B) the indemnification of such Affiliate by Timco;
(xvii)    any Contract with any Seller or any current or former officer, director, member, manager, partner, equityholder, consultant or employee of Timco or any Affiliate of the foregoing;
(xviii)    any Contract for the employment or engagement of any Person on a full time, part time, consulting or other basis;
(xix)    any Contract with any labor union or association or other Person representing or seeking to represent any employee of Timco or any other individual who provides services to Timco;
(xx)    any Contract with any Governmental Authority;
(xxi)    any Contract involving interest rate swaps, cap or collar agreements, commodity or financial future or option contracts or similar derivative or hedging Contracts;

(xxii)    any Contract granting to any Person a right of first refusal, first offer or other right to purchase any of the Timco Assets;
(xxiii)    any Contract requiring Timco to make a payment as a result of the consummation of the transactions contemplated hereby;
(xxiv)    any Contract containing a “most favored nation” clause or similar provision; and
(xxv)    any Contract with any professional employer organization, personnel staffing organization, employee leasing organization or other entity that provides personnel services or other employment-related or employee benefit-related services to Timco.
(b)    True and complete copies (including all amendments) of each Material Contract have been furnished to Buyer. Each Material Contract is the legal, valid and binding obligation of Timco and, to the Knowledge of Sellers, any other Person party thereto, binding and enforceable against Timco and, to the Knowledge of Sellers, any other Person party thereto, in accordance with its terms subject to Creditors’ Rights. No Material Contract has been terminated, and neither Timco nor, to the Knowledge of Sellers, any other Person is in material breach or default thereunder, and, to the Knowledge of Sellers, no event has occurred that with notice or lapse of time, or both, would constitute a material breach or default, or permit termination, modification in any manner adverse to Timco or acceleration thereunder. No party has asserted or has (except by operation of Legal Requirements) any right to offset, discount or otherwise abate any amount owing under any Material Contract except as expressly set forth in such Material Contract. There are no Material Waivers regarding any Material Contract that have not been disclosed in writing to Buyer.
4.13    Intellectual Property.
(a)    Schedule 4.13(a) identifies all patents, patent applications, registered trademarks, trademark applications, copyright registrations, copyright applications and Internet domain names owned by Timco (the “Registered Intellectual Property”). The Registered Intellectual Property, together with all other Intellectual Property Rights owned or used by Timco (collectively, the “Timco Intellectual Property”), constitute all Intellectual Property Rights necessary for the continued operation of the Timco Business consistent in all respects with the past practices of the Timco Business. In addition, Schedule 4.13(a) separately identifies all names or marks used by Sellers or their respective Affiliates that are similar to a name or mark used by Timco.
(b)    Timco has exclusive ownership of, or valid licenses to use, as applicable, all Intellectual Property Rights currently used or held for use by Timco, free and clear of all Liens. Each item of Intellectual Property will continue to be owned or licensed by Timco on identical terms and conditions immediately following the consummation of the transactions contemplated by this Agreement as are in effect immediately prior to such consummation.
(c)    Except as disclosed on Schedule 4.13(c), Timco has not been a party to any judicial or administrative proceeding alleging, nor has any Seller been notified in writing of any allegation of, any infringement or misappropriation of any item of the Timco Intellectual Property, whether owned by Timco or any other Person. To the Knowledge of the Sellers, there has been no infringement or misappropriation (or facts that are reasonably likely to give rise to an infringement or misappropriation) by Timco of any Intellectual Property Rights of other Persons or, to the Knowledge of Sellers, any infringement or misappropriation (or facts that are reasonably likely to give rise to an infringement or misappropriation) by any other Person of any of the Timco Intellectual Property. Timco is not a party or subject to any settlement agreement involving Intellectual Property Rights or any outstanding order, judgment, decree, stipulation or agreement restricting the use of Intellectual Property Rights by Timco.
(d)    Sellers have taken reasonable measures to protect the confidentiality of the trade secrets and confidential information of Timco with respect to the Timco Business. To the Knowledge of the Sellers, none of the trade secrets of Timco relating to the Timco Business has been disclosed or provided to anyone except to employees and contractors of Timco pursuant to signed, written agreements which impose a duty of confidentiality on such employees and contractors with respect to such trade secrets. No Seller or any of their respective Affiliates, nor any of Seller or their respective Affiliates’ current or former stockholders, members, directors, officers or, to the Knowledge of the Sellers, employees will, after giving effect to each of the transactions contemplated by this Agreement, own or retain any ownership or use rights in or to the Timco Intellectual Property, or have the right to receive any payments with respect to any of the Timco Intellectual Property.
(e)    Except as set forth on Schedule 4.13(e), all statutory obligations, all document filings, and all fees, annuities and other payments which are due on or before the Closing Date for the registration, maintenance, extension or renewal of any of the Timco Intellectual Property, including all United States or foreign patents, patent applications, trademark registrations, service mark registrations, copyright registrations and any applications for any of the preceding, have been met or paid in full in all material respects.
(f)    Timco owns, leases or licenses all computer systems that are necessary for the operations of the Timco Business. In the past 12 months, there has been no failure or other material substandard performance of any computer systems which has caused any material disruption to the Timco Business. Timco has taken commercially reasonable steps to provide for the backup and recovery of data and information, has commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, has taken commercially reasonable steps to implement such plans and procedures. Timco has taken commercially reasonable actions to protect the integrity and security of the computer systems and the software information stored thereon from unauthorized use, access or modification by third parties.
4.14    Accounts Receivable. Each of the Accounts Receivable (other than the Aged Accounts Receivable) arose in the Ordinary Course of Business of Timco and represents the genuine, valid and legally enforceable obligation of the account debtor (subject only to Creditors’ Rights) and no contra account, set-off, defense, counterclaim, allowance or adjustment (other than discounts for prompt payment shown on the invoice) has been asserted or, to the Knowledge of Sellers, is threatened by any of the account debtors of such Accounts Receivable. To the Knowledge of Sellers, none of the account debtors of the Accounts Receivable is involved in a bankruptcy or insolvency proceeding or is generally unable to pay its debts as they become due. Timco has good and valid title to the Accounts Receivable (other than the Aged Accounts Receivable) free and clear of all Liens. No goods or services, the sale or provision of which gave rise to any Accounts Receivable, have been returned or rejected by any account debtor or lost or damaged prior to receipt thereby. Set forth on Schedule 4.14 is a listing of Accounts Receivable as of a date no more than seven days prior to the date of this Agreement, which listing sets forth the number of days each Accounts Receivable has been outstanding. Since December 31, 2014, Timco has not written off any Accounts Receivable as uncollectible.
4.15    Brokers’ Fees; Expenses.
(a)    Except as set forth on Schedule 4.15, no Seller nor any of their respective Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Timco, Buyer or any of their respective Affiliates could become liable or obligated.
(b)    Other than the Transaction Costs, Timco does not have any liability or obligation to pay any fees or expenses of attorneys, investment bankers, accountants or other advisors or service providers in connection with the transactions contemplated by this Agreement or the proposed sale or merger of Timco in general; and there is no basis for any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Timco or any of its Affiliates giving rise to liability associated therewith.
4.16    Financial Statements. Attached hereto as Schedule 4.16 are copies of (a) the audited balance sheets of Timco at December 31, 2011, December 31, 2012 and December 31, 2013 and the related unaudited statements of income for the periods from January 1, 2011 to December 31, 2011, January 1, 2012 to December 31, 2012, and January 1, 2013 to December 31, 2013 as applicable (the “Timco Annual Financial Statements”), and (b) the unaudited balance sheet of Timco as of December 31, 2014 (the “Timco Interim Balance Sheet”) and the related unaudited statement of income for the twelve-month period then ended (the financial statements described in clause (b), collectively, the “Timco Interim Financial Statements”). The Timco Annual Financial Statements and the Timco Interim Financial Statements are referred to collectively as the “Timco Financial Statements.” Except as set forth on Schedule 4.16, the Timco Financial Statements (including any related notes thereto) (i) have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby, except as otherwise noted therein, (ii) fairly present, in all material respects, the financial condition and results of operations of Timco as of the respective dates thereof and for the respective periods covered thereby, subject, however, in the case of the Timco Interim Financial Statements, to normal and recurring non-material year-end audit adjustments and accruals and to the absence of notes and other textual disclosure required by GAAP, and (iii) have been prepared from, and are in accordance with, the books and records of Timco.
4.17    No Undisclosed Liabilities. Timco has no liabilities, obligations or commitments (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Timco giving rise to any liabilities, obligations or commitments), other than (a) liabilities set forth on the face of the Timco Interim Balance Sheet (rather than any notes thereto), (b) liabilities that have arisen after the date of the Timco Interim Balance Sheet in the Ordinary Course of Business of Timco (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Legal Requirements), or (c) liabilities set forth on Schedule 4.17.
4.18    Legal Compliance. Timco is, and at all times during the five year period ended on the date hereof has been, in compliance in all material respects with all applicable Legal Requirements.
4.19    Taxes. Except as set forth on Schedule 4.19,
(a)    All Tax Returns required to be filed by or with respect to Timco have been duly and timely filed with the appropriate Governmental Authority, and each such Tax Return is true, correct and complete in all material respects.
(b)    All Taxes owed by Timco (or for which Timco may be liable) that are or have become due have been timely paid in full, whether disputed or not, and whether or not shown on any Tax Return.
(c)    All Tax withholding and deposit requirements and all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, imposed on or with respect to Timco or its employees (or for which Timco may be liable) have been satisfied in full.
(d)    There are no Liens (other than Permitted Liens) on any of the Timco Assets or the Timco Shares that are attributable to any Tax liability or payment obligation and, as of the Closing, there will be no such Liens on the Timco Interests.
(e)    There are no Claims pending against Timco for any unpaid Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or, to the Knowledge of Sellers, threatened with respect to Timco.
(f)    No Tax audits or administrative or judicial proceedings are being conducted or have been threatened in writing with respect to Timco.
(g)    No Claim has ever been made in writing by a Governmental Authority in a jurisdiction in which Timco does not file Tax Returns or pay Taxes that Timco is or may be required to file a Tax Return or pay Taxes in that jurisdiction.
(h)    There are no agreements, waivers or other arrangements in force or effect providing for an extension of time for the assessment or payment of any Tax of or with respect to Timco.
(i)    Timco has not entered into any agreement or arrangement with any Governmental Authority that requires Timco to take any action or to refrain from taking any action in order to secure Tax benefits not otherwise available. Timco is not a party to any agreement with any Governmental Authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement.

(j)    True and complete copies of all income, franchise and other material Tax Returns filed by Timco during the past three years, and all material correspondence between Timco and a Governmental Authority relating to such Tax Returns or Taxes due have been made available to Buyer.
(k)    Timco is not a party to or bound by any Tax allocation, sharing or indemnity agreement or arrangement with any Person. Timco (i) has never been a member of any Consolidated Group and (ii) does not have any liability for the Taxes of any Person under Treasury Regulation § 1.1502-6 (or any corresponding provisions of state, local or foreign law), or as a transferee or successor, by Contract or otherwise.
(l)    No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes due or alleged to be due from Timco.
(m)    Timco (i) was classified as a “C” corporation from the date of its organization until January 1, 2000, and (ii) has been classified as an “S corporation” (under Section 1361 of the Code and the Treasury Regulations thereunder) from January 1, 2000 and will continue to be classified as an “S corporation” until Timco is converted from a corporation to a limited liability company pursuant to the Conversion, which date shall be no later than the day prior to the Closing Date. Following its conversion to a limited liability company, Timco will thereafter be classified as a partnership for U.S. federal income tax purposes and any applicable state or local tax purposes;
(n)    Timco will not be liable for any Tax under Section 1374 of the Code or any applicable state or local law as a result of the transactions contemplated by this Agreement.
(o)    Neither Timco nor any predecessor thereof has participated or engaged in any “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2) (and all predecessor regulations) or similar provision of state, local or foreign law.
(p)    Timco does not have any material property or obligation, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property laws.
(q)    All of the Timco Assets have been properly listed and described on the property Tax rolls for the Tax units in which the Timco Assets are located, and no portion of the Timco Assets constitutes omitted property for property Tax purposes.
4.20    Inventory. Timco owns its inventory free and clear of all Liens except Permitted Liens. None of such inventory is covered by any financing statements except those filed in connection with Permitted Liens. Such inventory was acquired for sale in the Ordinary Course of Business of Timco and is in good and saleable condition and is not obsolete, slow-moving or damaged, except to the extent reflected in reserves set forth in the Timco Interim Balance Sheet. Such inventory is located at the Facilities and none of such inventory is subject to any consignment, bailment, warehousing or similar arrangement.

4.21    Litigation. Except as set forth on Schedule 4.21, there are no actions, suits or proceedings pending or, to the Knowledge of Sellers, threatened at law or in equity, or before or by any Governmental Authority or before any arbitrator of any kind, against Timco, any Seller or any of their respective Affiliates that affect or would affect the Timco Business, the Timco Assets or the consummation of the transactions contemplated by this Agreement.
4.22    Product and Service Warranty.
(a)    Each product leased, delivered, installed, manufactured or sold or service performed by Timco prior to the Closing has complied in all material respects with and conformed to all applicable Legal Requirements, contractual commitments and all applicable warranties of Timco. Schedule 4.22(a) includes copies of the standard terms and conditions of lease, delivery, installation or sale for the products and services of Timco (containing applicable guaranty, warranty and indemnity provisions). To the Knowledge of Sellers, none of such products or services is subject to any guaranty, warranty or other indemnity that is materially less favorable to Timco than the applicable standard terms and conditions of lease or sale. Timco is not subject to provisions with respect to liquidated damages or consequential, special or similar damages.
(b)    Schedule 4.22(b) identifies any warranty claim asserted during the three (3) years ending on the date hereof from which Timco or any of its Affiliates has incurred costs. All claims, whether in contract or tort, for defective or allegedly defective products or workmanship pending or, to the Knowledge of Sellers, threatened against Timco are listed or described on Schedule 4.22(b).
4.23    Employees; Employee Relations.
(a)    Schedule 4.23(a) identifies for Timco the following:
(i)    for each employee and individual contractor who provides services to Timco, his or her (A) name, job title, employing entity, original hire date, service date and bonus, if any, paid or payable for calendar years 2013 and 2014, and status as exempt or non-exempt under the FLSA, (B) accrued and unused vacation and other paid time off, (C) current annualized salary (or rate of pay) and other compensation (including bonus, additional forms of pay, profit-sharing, pension benefits and other compensation for which he or she is eligible), (D) leave status (including type of leave, duration of leave and expected return date), (E) details of any applicable visa, and (F) details of any co-employment relationship;
(ii)    any increase to become effective after the date of this Agreement in the total compensation or rate of total compensation (including bonus, profit-sharing, pension benefits and other compensation) payable by Timco to any employee or contractor of Timco;
(iii)    all presently outstanding loans and advances made by Timco to, or made to Timco by, any current or former manager, director, officer, employee or contractor of Timco;

(iv)    all transactions outside of the Ordinary Course of Business of Timco between Timco and any of its managers, members, directors, officers, employees or contractors since December 31, 2013;
(v)    the name of each director and officer of Timco (including the title of any officer); and
(vi)    the name, compensation and service terms of any individual providing services to Timco as an independent contractor. The individuals set forth on Schedule 4.23(a) represent the entirety of the individuals whose employment principally involves providing services to or for Timco.
(b)    Except as accrued as a current liability on the Timco Interim Balance Sheet, all wages, bonuses and other compensation, due and payable to all present and former employees and contractors of Timco have been paid in full, or will be paid in full, to such employees and contractors prior to the Closing. The compensation and benefits (including vacation and other paid time off benefits) paid, payable or provided with respect to all employees and contractors of Timco have been reflected in the Timco Financial Statements for the periods covered thereby. Except as set forth on Schedule 4.23(b), no current or former employee of Timco is on a disability leave of absence, is receiving disability benefits, or is in an elimination or other waiting period with respect to his or her receipt of disability benefits.
(c)    Timco is not a party to, nor has it ever been bound by, the terms of any collective bargaining agreement or any other Contract with any labor union or representative of employees, and no such agreements are being negotiated. There are no labor disputes existing or, to the Knowledge of Sellers, threatened involving, by way of example, strikes, work stoppages, slowdowns, picketing or any other interference with work or production, or any other concerted action by employees, and Timco has not experienced any material labor difficulties since the initial formation of Timco. No grievance or other legal action arising out of any collective bargaining agreement or labor relationship including Timco exists or is, to the Knowledge of Sellers, threatened. There is no question concerning representation as to any collective bargaining representative concerning any employee of Timco and no labor union or representative thereof claims to or, to the Knowledge of Sellers, is seeking to represent any such employees.
(d)    Except as set forth on Schedule 4.23(d), (i) Timco has not entered into and is not currently negotiating any employment, consulting, severance, retention, bonus, change of control, termination pay or similar Contract with any Person, either express or implied and (ii) Timco is not currently negotiating, nor does Timco have any outstanding offer with respect to, any such agreement or matter.
(e)    Except as set forth on Schedule 4.23(e), no legal proceedings, charges, complaints, grievances, investigations or similar actions have been commenced with respect to Timco under any Legal Requirements affecting or relating to the employment relationship, and no proceedings, charges, complaints, grievances, investigations, audits or similar actions are, to the Knowledge of Sellers, threatened under any such Legal Requirements and no facts or circumstances exist which could give rise to any such proceedings, charges, complaints, grievances, investigations, audits or similar actions. Timco is not subject to any order, settlement or consent decree with any present or former employee, employee representative or other Person, including any Governmental Authority, relating to claims of discrimination or other claims in respect of employment or labor practices and policies (including practices relating to wage payments, recordkeeping, employment classification and immigration). No Governmental Authority has issued a judgment, order, decree or finding with respect to the labor and employment practices (including practices relating to discrimination, wage payments, recordkeeping, employee classification and immigration) of Timco.
(f)    Timco is, and for the past three years prior to the date hereof has been, in compliance with all applicable Legal Requirements relating to the employment of labor, including labor and employment practices, terms and conditions of employment, wages and hours, overtime payments, FLSA compliance, recordkeeping, employee classification, non-discrimination, employee benefits, employee leave, payroll documents, record retention, equal opportunity, immigration, occupational health and safety, severance, termination or discharge, collective bargaining, the payment of employee welfare and retirement benefits, and the full payment of all required social security contributions and Taxes, and Timco is not in violation of any Legal Requirements concerning retention or classification of independent contractors. Each employee and contractor of Timco is lawfully authorized to work in the United States.
4.24    Employee Benefit Matters.
(a)    Schedule 4.24(a) includes a true and complete list of each of the following (collectively referred to as the “Plans,” and each individually referred to as a “Plan”) that is sponsored, maintained or contributed to or by Timco or any of Timco’s ERISA Affiliates for the benefit of employees, former employees, directors, or former directors of Timco, or any agents, consultants, or similar representatives providing services to or for Timco, or with respect to which Timco could have any liability, or has been so sponsored, maintained or contributed to within six years prior to the Closing Date:
(i)    each “employee benefit plan,” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (including employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); and
(ii)    each personnel policy, equity option plan, equity purchase plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, change in control plan or agreement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 4.24(a)(i).
(b)    Sellers have furnished to Buyer true and complete copies of each of the Plans (or description thereof if no written form of the Plan exists), and related trusts and services agreements, if applicable, in each case, including all amendments thereto. Sellers have also furnished to Buyer, with respect to each Plan and to the extent applicable: (i) the most recent annual or other reports filed with each Governmental Authority and all schedules thereto, (ii) the insurance contract and other funding agreement and all amendments thereto, (iii) the most recent summary plan description, (including all summaries of material modification thereto), (iv) the most recent audited accounts and actuarial report or valuation required to be prepared under applicable Legal Requirements, (v) the most recent determination letter or opinion letter issued by the Internal Revenue Service and any outstanding determination letter applications, and (vi) true and complete copies of all material notices, letters or other correspondence from any Governmental Authority.
(c)    Neither Timco nor any of Timco’s ERISA Affiliates contributes to or has any obligation to contribute to, or has at any time within six years prior to the Closing Date, contributed to or had an obligation to contribute to, and no Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or (ii) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Plan is funded through a trust that is intended to be exempt from U.S. federal income taxation pursuant to Section 501(c)(9) of the Code.
(d)    Except as set forth on Schedule 4.24(d):
(i)    Timco and its ERISA Affiliates have performed all obligations, whether arising by operation of any Legal Requirement or by contract, required to be performed by them in connection with the Plans, and there have been no defaults or violations by any other party to the Plans;
(ii)    (A) all reports and disclosures relating to the Plans required to be filed with or furnished to Governmental Authorities, Plan participants or Plan beneficiaries have been filed or furnished in accordance with applicable Legal Requirements in a timely manner, (B) each Plan has been documented, operated and administered in compliance with its governing documents and applicable Legal Requirements, and (C) each Plan that could be a “nonqualified deferred compensation” arrangement under Section 409A of the Code is in compliance with such Section, and no service provider is entitled to a Tax gross-up or similar payment for any Tax or interest that may be due under such Section;
(iii)    each of the Plans intended to be qualified under Section 401(a) of the Code (A) satisfies the requirements of such Section, (B) is maintained pursuant to a prototype document approved by the Internal Revenue Service, and is entitled to rely on a favorable opinion letter issued by the Internal Revenue Service with respect to such prototype document, or has received a favorable determination letter from the Internal Revenue Service regarding such qualified status, (C) has been amended as required by applicable Legal Requirements, and (D) has not been amended or operated in a way which would adversely affect such qualified status;
(iv)    there are no Claims pending (other than routine claims for benefits) or, to the Knowledge of Sellers, threatened against, or with respect to, any of the Plans or their assets;
(v)    all contributions required to be made to the Plans pursuant to their terms and provisions or pursuant to applicable Legal Requirements have been timely made;

(vi)    as to any Plan intended to be qualified under Section 401(a) of the Code, there has been no termination or partial termination of the Plan within the meaning of Section 411(d)(3) of the Code;
(vii)    no act, omission or transaction has occurred which would result in imposition on Timco, directly or indirectly, of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a penalty assessed pursuant to Section 502 of ERISA, or (C) a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code;
(viii)    there is no matter pending (other than routine qualification determination filings) with respect to any of the Plans before any Governmental Authority; and
(ix)    neither the execution or delivery of this Agreement or the Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, will (either alone or upon some other subsequent action or event): (A) result in any material payment becoming due to any Person or group of Persons under any Plan or under any Contract listed on Schedule 4.23(d); (B) materially increase any benefits otherwise payable under any such Plan or Contract; (C) result in the acceleration of the time of payment or vesting of any such material compensation or benefits under any such Plan or Contract; or (D) result in any parachute payment, as defined in Section 280G(b)(2) of the Code, made by a corporation, as contemplated thereunder, or any entity in the same affiliate group (as defined in Section 1504 of the Code, without regard for Section 1405(b)) as a corporation.
(e)    Each Plan that is an “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.
(f)    Except to the extent required pursuant to Section 4980B(f) of the Code and the corresponding provisions of ERISA, no Plan or Contract listed on Schedule 4.23(d) provides retiree medical or retiree life insurance benefits to any Person, and Timco is not contractually or otherwise obligated (whether or not in writing) to provide any Person with life insurance or medical benefits upon retirement or termination of employment other than as required by the provisions of Sections 601 through 608 of ERISA and Section 4980B of the Code.
4.25    Environmental Matters.
(a)    Except as set forth on Schedule 4.25(a), the Timco Business and the Timco Assets are and, during all times while under the control of Timco, its Affiliates or Sellers, have been in compliance with all Environmental Laws and Environmental Authorizations and no facts, events, circumstances or conditions exist that could adversely affect such continued compliance with Environmental Laws and Environmental Authorizations or require currently unbudgeted capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Authorizations.
(b)    Except as set forth on Schedule 4.25(b), (i) all Environmental Authorizations required for operating the Timco Business and owning, leasing or operating the Timco Assets as they are currently being operated, owned or leased are set forth on Schedule 4.25(b)(i), have been duly obtained, and are currently in full force and effect; (ii) no additional Environmental Authorizations are required for the consummation of the transactions contemplated by this Agreement or are required to be obtained by Timco as of the Closing Date; and (iii) no Seller nor any of their Affiliates has received any notice that, or otherwise has knowledge of any facts, events, conditions or circumstances pursuant to which, (A) any such existing Environmental Authorization will be revoked, (B) any application currently pending or to be made prior to the Closing Date for any new Environmental Authorization will be protested or denied, or (C) any renewal of any existing Environmental Authorization will be protested or denied. With respect to each Environmental Authorization, Sellers have undertaken, or will undertake prior to the Closing Date, all measures necessary to facilitate transferability of the same, and to the Knowledge of Sellers no condition, event or circumstance exists that might prevent or impede the transferability of the same.
(c)    Except as set forth on Schedule 4.25(c), there are no Claims pending or threatened under any Environmental Law against Timco or any of its Affiliates or the Timco Business or the Timco Assets, and neither Timco nor any of its Affiliates has otherwise received notice from any Governmental Authority or other Person of alleged violation of, non-compliance with, or liability under, any Environmental Law with respect to the Timco Business or the Timco Assets.
(d)    Except as set forth on Schedule 4.25(d), there are no current or, to the extent occurring within the relevant time periods specified under all applicable statutes of limitations, past facts, events, circumstances or conditions with respect to the Timco Business or the Timco Assets that could reasonably be expected to form the basis for assertion of any Environmental Liability against any owner or operator of the Timco Business or Timco Assets, and neither Timco nor any of its Affiliates has assumed or retained by contract or operation of law any material liabilities under any Environmental Law or regarding any Hazardous Materials.
(e)    Except as set forth on Schedule 4.25(e), there has been no Release of Hazardous Materials at, on, under or from any Timco Assets in connection with the Timco Business or the operations of any Predecessor for which any investigatory, remedial, monitoring or restoration actions required under Environmental Laws have not been performed and completed to the satisfaction of all applicable Governmental Authorities. There is no asbestos contained in or forming part of any equipment, property, building, building component, structure or office space included among the Timco Assets.
(f)    Except as set forth on Schedule 4.25(f), neither Timco nor any of its Affiliates has received any notice asserting an alleged liability or obligation under any Environmental Law with respect to investigatory, remedial, monitoring or restoration actions at any real properties other than the real properties included among the Timco Assets where Timco or its Affiliates or any Predecessor transported or disposed or arranged for the transport or disposal of any Hazardous Materials and to the Knowledge of Sellers there are no facts, events, circumstances or conditions that would reasonably be expected to result in the receipt of such notice.
(g)    Except as set forth on Schedule 4.25(g), to the Knowledge of Sellers, there has been no exposure of any Person or property to Hazardous Materials in connection with the business of Timco or its Affiliates that could reasonably be expected to form the basis for a claim for damages or compensation.
(h)    Except as set forth on Schedule 4.25(h), none of the Timco Assets is subject to any Lien imposed by or arising under any Environmental Law, and there are no proceedings pending or, to the Knowledge of Sellers, threatened for imposition of any such Lien, and, to the Knowledge of Sellers, there is no basis for any such Lien or proceeding.
(i)    Except as set forth on Schedule 4.25(i), there are no underground storage tanks formerly or currently used by Timco or any of its Affiliates in the operation of the Timco Business and, to the Knowledge of Sellers, there are no formerly operated underground storage tanks that were operated by any Predecessor upon the Timco Assets and have since been permanently removed from service.
(j)    Except as set forth on Schedule 4.25(j), Sellers have furnished to Buyer true and complete copies of all environmental audits, assessments, reports, studies, analyses and correspondence on alleged environmental matters (including any alleged non-compliance with any Environmental Law, any alleged exposure to Hazardous Materials, or any Release or threatened Release of Hazardous Materials) that are in any Seller’s or Timco’s possession or control and relating to Timco’s or any of its Affiliates’ ownership or operation of the Timco Business or the Timco Assets.
4.26    Customers, Vendors and Suppliers. To the Knowledge of Sellers, there is no present intent of any material customer, vendor or supplier of the Timco Business to discontinue or materially alter its relationship with the Timco Business upon consummation of the transactions contemplated by this Agreement.
4.27    Bank Accounts. Schedule 4.27 sets forth each bank, savings institution and other financial institution with which Timco has an account or safe deposit box and the names of all Persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 4.27, Timco has not given any revocable or irrevocable powers of attorney or similar grant of authority to any Person relating to its business for any purpose whatsoever.
4.28    Insurance. Schedule 4.28 sets forth a true and complete list of all policies, binders and insurance contracts under which Timco, the Timco Business or Timco Assets is insured (the “Insurance Policies”). With respect to each Insurance Policy, Schedule 4.28 sets forth a true and complete description of (a) the scope of coverage, (b) the limits of liability, (c) deductibles and other similar amounts, and (d) the aggregate limits and available coverage (if less than the aggregate limits) as of the date of this Agreement. Each of the Insurance Policies is in full force and effect. There has been no notice of any cancellation or any threatened cancellation of, premium increase with respect to, or alteration or coverage under, any Insurance Policy. All premiums due on the Insurance Policies have been either paid or, if due and payable prior to the Closing, will be paid prior to the Closing in accordance with their respective payment terms. Timco is a named insured or loss payee, as applicable, under each Insurance Policy. The Insurance Policies will continue to be in full force and effect after Closing until their ordinary expiration date. There is no claim by Timco pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. True and complete copies of each Insurance Policy have been furnished to Buyer.
4.29    Books and Records. All Books and Records are located at the premises of the Timco Business to which such books and records primarily relate, have been maintained in the Ordinary Course of Business substantially in accordance customary practices, and comprise all of the Books and Records relating to the ownership and operation of the Timco Business and the Timco Assets.
4.30    Disclosure. To the Knowledge of Sellers, Schedule 4.30 sets forth all facts (other than matters of a general economic or political nature which affect the Timco Business in a similar manner to the competitors of the Timco Business) not otherwise disclosed in the Timco Financial Statements or in schedules to this Agreement that might reasonably be expected to have a Material Adverse Effect at or following the Closing.
4.31    Assets Necessary to the Timco Business. Except as set forth on Schedule 4.31, at and following the Closing, the Timco Assets (a) will constitute all of the assets necessary or required to permit Timco to carry on the Timco Business in substantially the same manner as presently conducted and as conducted since December 31, 2013 by Timco and (b) other than the Excluded Assets, constitute all of the assets of Timco and its Affiliates used in the Timco Business presently and as conducted since December 31, 2013.
4.32    Debt. Except for the Debt of Timco included in the calculation of Net Debt Amount, Timco does not have any Debt, and there is no Debt related to or associated with the Timco Assets or the Timco Business.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer (i) represents and warrants to Sellers, as of the date hereof and as of the Closing, that the following representations and warranties are true and correct, and (ii) acknowledges that Sellers are relying on the following representations and warranties in entering into this Agreement.
5.1    Organization; Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer Parent is a limited liability company duly organized and validly existing under the laws of the Netherlands. Buyer has furnished to Sellers true and complete copies of the Organizational Documents of Buyer and Buyer Parent, each as amended on or prior to the date of this Agreement and presently in effect.
5.2    Foreign Qualification; Power. Except as would not reasonably be expected to materially impair Buyer’s ability to perform its obligations under each Transaction Document to which Buyer is a party, Buyer is duly qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction in which the nature of the business as now conducted or the character of the property owned or leased by Buyer makes such qualification necessary. Each of Buyer and Buyer Parent has all requisite power and authority to own their respective properties and assets and to carry on their respective business as currently conducted.

5.3    Authority; Enforceability. Buyer has all requisite limited liability company power and authority to execute and deliver each Transaction Document to which Buyer is a party and to perform Buyer’s obligations thereunder. The execution and delivery of each Transaction Document to which Buyer is a party and the performance of Buyer’s obligations contemplated thereby have been duly and validly approved by all limited liability company action necessary on behalf of Buyer. Each Transaction Document to which Buyer is a party constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to Creditors’ Rights, assuming in each case that such Transaction Document has been duly executed and delivered by each Party, other than Buyer, to such Transaction Document.
5.4    Absence of Conflicts. Neither the execution and delivery by Buyer of any Transaction Document to which Buyer is a party, nor the consummation of the transactions contemplated thereby by Buyer will (a) violate or breach the terms of, cause a default under, conflict with, result in the loss by Buyer or Buyer Parent of any rights or benefits under, impose on Buyer or Buyer Parent any additional or greater burdens or obligations under, create in any other Person the right to accelerate, terminate, modify or cancel, require any notice or consent or give rise to any preferential purchase right, right of first refusal, right of first offer or similar right under (i) any applicable Legal Requirement or (ii) the Organizational Documents of Buyer or Buyer Parent, or (b) with the passage of time or the giving of notice or the taking of any action of any third party have any of the effects set forth in clause (a) of this Section 5.4, except in the cases of clauses (a)(i) and (b) (to the extent it relates to the effects set forth in clauses (a)(i)), as would not reasonably be expected to (A) prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents or (B) materially impair Buyer’s ability to perform its obligations under each Transaction Document to which Buyer is a party.
5.5    Brokers’ Fees. Neither Buyer nor its Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Sellers or their respective Affiliates could become liable or obligated.
5.6    Litigation. There are no actions, suits or proceedings pending or, to the knowledge of Buyer, threatened at law or in equity, or before or by any Governmental Authority or before any arbitrator of any kind, against Buyer any of its Affiliates that affect or would affect the consummation by Buyer of the transactions contemplated by this Agreement.
ARTICLE VI
COVENANTS
6.1    Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise expressly provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Sellers shall, and shall cause Timco to (x) conduct the Timco Business in the Ordinary Course of Business of Timco, and (y) use reasonable best efforts to maintain and preserve intact the current organization and business of Timco and to preserve the rights, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with Timco. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that between the date hereof and the Closing, or contemporaneously with the Closing, the Sellers shall cause Timco and its Affiliates to (i) declare, set aside and otherwise distribute all cash and cash equivalents held by or in the name of Timco or any of its Affiliates to the Sellers, and (ii) transfer, distribute and assign all Excluded Assets and Excluded Liabilities to the Sellers. Without limiting the foregoing, except to the extent expressly provided in this Agreement, from the date hereof until the Closing Date, Sellers shall:
(a)    cause Timco to preserve and maintain all of its Permits;
(b)    cause Timco to pay its debts, Taxes and other obligations when due other than to the extent Timco is disputing such debts, Taxes or other obligations in good faith;
(c)    cause Timco to maintain the Timco Assets in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;
(d)    cause Timco to continue in full force and effect without modification all Insurance Policies, except as required by applicable Legal Requirements;
(e)    cause Timco to defend and protect the Timco Assets from infringement or usurpation;
(f)    cause Timco to perform all of its obligations under all Contracts relating to or affecting the Timco Assets or the Timco Business;
(g)    cause Timco to maintain its Books and Records in accordance with past practice;
(h)    cause Timco to comply in all material respects with all applicable Legal Requirements;
(i)    cause Timco not to (A) transfer the employment of any employee or terminate the employment of any employee (unless for cause); (B) hire any individual who would be required to be included on Schedule 4.23(a) (unless required to replace an individual whose employment been terminated as permitted herein) and on the same or lesser compensation terms as such individual who has been replaced; (C) enter into or adopt any Plan; (D) amend or take any other action with respect to any Plan (including but not limited to acceleration of vesting or waiver of performance criteria), except as required to comply with any Legal Requirements; (E) increase the compensation payable to or to become payable to any manager, officer, director, employee or contractor of Timco, except for increases in salary or wages payable or to become payable upon promotion to an office having greater operational responsibilities or otherwise in the Ordinary Course of Business; or (F) grant any severance or termination pay (other than pursuant to the severance policies of Timco as in effect on the date of this Agreement) to, or enter into any employment or severance agreement with, any manager, officer, director, employee or contractor of Timco, either individually or as part of a class of similarly situated persons; and

(j)    cause Timco not to take or permit any action that would cause any of the changes, events or conditions described in Section 4.7 to occur.
6.2    Access to Information. From the date hereof until the Closing, Sellers shall, and shall cause Timco to, (a) afford Buyer, its lenders and its Representatives full and free access to and the right to inspect all of the real property, assets, premises, Contracts and other documents and data related to Timco, including the Books and Records; (b) furnish Buyer, its lenders and its Representatives with such financial, operating and other data and information related to Timco as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Sellers and Timco to cooperate with Buyer in its investigation of Timco. Any investigation pursuant to this Section 6.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Timco. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any Seller in this Agreement.
6.3    No Solicitation of Other Bids.
(a)    Sellers shall not, and shall not authorize or permit any of their Affiliates (including Timco) or any of its, his or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Sellers shall immediately cease and cause to be terminated, and shall cause their Affiliates (including Timco) and all of their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.
(b)    In addition to the other obligations under this Section 6.3, Sellers shall promptly (and in any event within three Business Days after receipt thereof by a Seller or his Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to, or which could reasonably be expected to result in, an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.
(c)    Sellers agree that the rights and remedies for noncompliance with this Section 6.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.
6.4    Notice of Certain Events.
(a)    From the date hereof until the Closing, Sellers shall promptly notify Buyer in writing of, and Buyer shall promptly notify the Sellers in writing of:

(i)    any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the notifying party hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.1(a) to be satisfied;
(ii)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv)    any actions, suits or proceedings commenced or threatened against, relating to or involving or otherwise affecting (A) the Sellers or Timco that, if pending on the date of this Agreement, would have been required to have been disclosed by the Sellers pursuant to Section 4.21; (B) the Buyer that, if pending as of the date of this Agreement, would have been required to have been disclosed by the Buyers pursuant to Section 5.6, or (C) any Party that, if pending after the date of this Agreement, relates to the consummation of the transactions contemplated by this Agreement.
(b)    A Party’s receipt of information pursuant to this Section 6.4 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by such Party in this Agreement (including Section 9.1 and Section 10.1(b)) and shall not be deemed to amend or supplement the Schedules to this Agreement.
6.5    Approvals and Consents.
(a)    Each Party shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any law applicable to such Party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. Each Party shall cooperate fully with the other Parties and their Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The Parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
(b)    Sellers shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Schedule 4.2(a) and Schedule 4.2(b).
(c)    Without limiting the generality of the Parties’ undertakings pursuant to subsections (a) and (b) above, each of the Parties shall use all reasonable best efforts to:

(i)    respond to any inquiries by any Governmental Authority regarding any matter with respect to the transactions contemplated by this Agreement or any Transaction Document;
(ii)    avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Transaction Document
(iii)    resolve any objection raised by any Governmental Authority with jurisdiction under the HSR Act with respect to the consummation of the transaction contemplated by the Transaction Documents; and
(iv)    in the event any order by any Governmental Authority adversely affecting the ability of the Parties to consummate the transactions contemplated by this Agreement or any Transaction Document has been issued, to have such order vacated or lifted.
(d)    In connection with the foregoing subsections (a), (b), and (c), Buyer and Sellers will cooperate using commercially reasonable efforts to:
(i)    promptly and fully inform the other party of any written or oral communications from any Governmental Authorities regarding compliance or filing under the HSR Act;
(ii)    promptly provide the other a copy of any written communication or filing received from or provided to any Governmental Authority regarding compliance or filing under the HSR Act (subject to applicable laws regarding privilege), provided that no privileged information or information that is deemed to be competitively sensitive is required to be shared; and
(iii)    allow the other party to review in advance and to the extent practicable, consult with one another on and consider in good faith the views of the other with respect to any written communication or submission to any Governmental Authority regarding compliance or filing under the HSR Act.
6.6    Releases and Termination. Effective upon the Closing, each Seller hereby releases and discharges Timco and its Affiliates and their respective Representatives, successors, transferees and assignees (collectively, the “Released Parties”) from any and all obligations (including indemnification obligations) and Claims, known and unknown, that have accrued or may accrue and that relate to acts or omissions by the Released Parties prior to the Closing Date, including any and all Damages, whether such obligations, Claims or Damages arise in tort, contract or statute, including obligations, Claims or Damages (a) arising under each Released Party’s Organizational Documents, any Contract, the Business Corporation Law of the State of Louisiana or the Delaware Limited Liability Company Act, as applicable, and (b) relating to actions or omissions of any Released Party, including those committed while serving in their capacity as directors, officers, partners, members, managers, equityholders, employees, agents, consultants, attorneys, representatives or similar capacities, and including in each case any and all obligations, Claims and

Damages that such Seller does not know or suspect to exist in such Seller’s favor as of the date of this Agreement. Each Seller hereby (i) waives any preferential purchase right, right of first refusal, right of first offer, buy-sell right, tag-along right, drag-along right, preemptive right, registration right or other right that would interfere with the consummation of the transactions contemplated by this Agreement or any future transfers of any Interest in Timco, including all such rights arising under any provision of the Timco Organizational Documents and (ii) agrees that the transfers of the Timco Interests contemplated by this Agreement are not void or voidable by reason of any restriction set forth in the Timco Organizational Documents. THE RELEASES SET FORTH IN THIS SECTION 6.6 APPLY TO ALL CLAIMS, AND EACH SELLER AGREES TO WAIVE THE BENEFITS OF ANY LAW (INCLUDING PRINCIPLES OF COMMON LAW) OF ANY STATE OR TERRITORY OR OTHER JURISDICTION OF THE UNITED STATES OR OF ANY JURISDICTION OUTSIDE OF THE UNITED STATES THAT PROVIDES THAT A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT A CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN THE CREDITOR’S FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY THE CREDITOR MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH A DEBTOR. Notwithstanding anything herein to the contrary, this Section 6.6 is subject in all respects to the further agreements set forth in Section 6.17.
6.7    Non-Competition.
(a)    (i)    In (A) consideration for Buyer’s acquisition of Timco and the sale of the goodwill associated therewith, (B) order to protect the goodwill obtained by Buyer and transferred by each Seller as a result of the transactions contemplated by this Agreement, and (C) order to satisfy certain conditions to the consummation of the transactions contemplated by this Agreement and as an express incentive for Buyer to enter into this Agreement, each Seller expressly covenants and agrees that, during the Prohibited Period, such Seller will refrain from, and will cause his Affiliates to refrain from (other than on behalf of Buyer or any of its Affiliates), directly or indirectly carrying on or engaging in the Timco Business in the geographical areas set forth on Schedule 6.7 (the “Restricted Area”). Each Seller agrees and covenants that because the following conduct would effectively constitute carrying on the Timco Business, such Seller will not, and will cause its or his Affiliates to not, in the Restricted Area during the Prohibited Period, directly or indirectly, (1) own, manage, operate, join, become an employee of, control, consult, advise or participate in or be connected with any business or Person (other than Buyer or any of its Affiliates) which engages in the Timco Business or (2) loan money to or sell or lease equipment to any business or Person (other than Buyer or any of its Affiliates) which engages in the Timco Business. As used in this Agreement, “Prohibited Period” means five years from and after the Closing Date; provided that, with respect to the State of Louisiana, the Prohibited Period means two years from and after the Closing Date.
(ii)    Notwithstanding the restrictions set forth in Section 6.7(a)(i), each Seller collectively with such Seller’s Affiliates may own an aggregate of not more than 2.5% of the outstanding stock of any class of any entity engaged in the Timco Business, if such stock is listed on a national securities exchange or regularly traded in the over-the-counter market by a member of a national securities exchange, without violating the provisions of Section 6.7(a)(i); provided that neither such Seller nor his Affiliates have the power, directly or indirectly, to control or direct the management or affairs of any such entity and neither such Seller nor his Affiliates are involved in the management of such entity.
(iii)    Each Seller expressly covenants and agrees that during the Prohibited Period, such Seller will not, directly or indirectly through his Affiliates (A) engage or employ, or solicit or contact with a view to the engagement or employment of any Person who is an officer, director, employee or agent of Buyer or its Affiliates or who was an officer, director, employee or agent of Timco immediately prior to Closing, or (B) canvass, solicit, approach or entice away or cause to be canvassed, solicited, approached or enticed away from Buyer or its Affiliates any Person who or which is a customer, consultant or supplier of Buyer or its Affiliates or who or which was a customer, consultant or supplier of Timco immediately prior to the Closing. In addition, each Seller covenants and agrees not to, and will cause his Affiliates not to, at any time, make, publish or communicate to any Person or in any public forum any defamatory or disparaging remarks, comments or statements concerning, or that injure the reputation of, Buyer or any of its Affiliates or any of their respective businesses, officers, directors, employees, agents, existing and prospective customers, suppliers, investors or other associated third parties.  The foregoing does not in any way restrict or impede any Seller or any his Affiliates from complying with any applicable Legal Requirement, provided that such compliance does not exceed what is required by such Legal Requirement.
(iv)    To the extent that any part of this Section 6.7(a) may be invalid, illegal or unenforceable for any reason, it is intended that such part will be enforceable to the extent that a court of competent jurisdiction will determine that such part, if more limited in scope, would have been enforceable, such part will be deemed to have been so written and the remaining parts will be effective as written and enforceable in all events and the Parties agree to request that such court enforce this Section 6.7(a) as if so written.
(b)    The Parties agree and acknowledge that the limitations as to time, geographical area and scope of activity to be restrained as set forth in Section 6.7(a) are reasonable in all respects and do not impose any greater restraint than is necessary to protect the goodwill that Sellers are transferring pursuant to this Agreement and the legitimate business interests of Buyer and that these limitations are intended to comply with all applicable Legal Requirements. The Parties further agree that, in the event of a breach or threatened breach of any of the provisions of this Section 6.7, Buyer will be entitled to immediate injunctive relief, as any such breach would cause Buyer irreparable injury for which it would have no adequate remedy at law. Nothing in this Agreement will be construed so as to prohibit Buyer from pursuing and obtaining any other remedies available to it under this Agreement, at law or in equity, for any such breach or threatened breach.
(c)    Each Seller hereby represents to Buyer that such Seller has read and understands, and agrees to be bound by, the terms of this Section 6.7. Sellers acknowledge that the geographic scope and duration of the covenants set forth in this Section 6.7 are the result of arm’s-length bargaining and are fair and reasonable in light of (i) the nature and geographic scope of the operations of Timco and the Timco Business, (ii) Sellers’ level of control over, contact with, knowledge of confidential information about, and association with the goodwill of Timco and the Timco Business in all jurisdictions in which it is conducted, (iii) the fact that the Timco Business is conducted by Timco throughout the Restricted Area, and (iv) the consideration that Sellers are receiving in connection with the transactions contemplated by this Agreement and the amount of goodwill for which Buyer is paying. It is the desire and intent of the Parties that the provisions of this Agreement be enforced to the fullest extent permitted under applicable Legal Requirements, whether now or hereafter in effect and therefore, to the extent permitted by applicable Legal Requirements, the Parties waive any provision of applicable Legal Requirements that would render any provision of this Section 6.7 invalid or unenforceable.
(d)    Each Seller acknowledges and agrees that in no way does this Agreement create an employment relationship for any definite period of time.
(e)    Notwithstanding the foregoing, the Parties hereby agree and acknowledge that (i) nothing in this Agreement shall be construed to prohibit the Sellers for a period of twelve months following the Closing Date from owning interests in and operating Starr (to the same extent, and in the same geographic and business areas that Starr was operated immediately prior to Closing) and (ii) that such ownership and operation shall additionally be subject to the terms and conditions of the Starr Transition Agreement of even date herewith, the form of which is attached hereto as Exhibit D (the “Starr Transition Agreement”).
6.8    Use of Name. Each Seller agrees that from and after the Closing Date, such Seller and his Affiliates will not directly or indirectly use in connection with any business activities any service marks, trademarks, trade names (regardless of whether Timco currently uses such names), trade dress, internet domain names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any word or logo that is confusingly similar in sound or appearance thereto and used or otherwise exploited by Timco on or before the Closing Date.
6.9    Closing Conditions; Further Assurances. Each Party will, at the request of any other Party, take such further actions as are requested and execute any additional documents, instruments or conveyances of any kind that may be reasonably necessary to expeditiously satisfy the closing conditions set forth in Article VIII and to further effect the transactions contemplated by this Agreement.
6.10    Confidentiality. Each Seller agrees that from and after the Closing Date any facts, information, know-how, processes, trade secrets, customer lists or confidential matters that relate in any way to the Timco Business or the terms of this Agreement will be maintained in confidence and will not be divulged by such Seller or his Affiliates to any Person (other than Buyer) unless and until they will become public knowledge (other than by disclosure in breach of this Section 6.10) or as required by applicable Legal Requirements, including applicable securities laws and regulations; provided that before such Seller or any of his Affiliates discloses any of the foregoing as may be required by applicable Legal Requirements, such Person will give Buyer reasonable advance notice and take such reasonable actions as Buyer may propose to minimize the required disclosure.
6.11    Books and Records. Sellers acknowledge and agree that from and after the Closing, Timco will be entitled to the originals of all Books and Records. Sellers will promptly deliver to

Timco such originals of all Books and Records and will cooperate with Timco in the preparation and/or audit of historical financial statements for the Timco Business for such periods as may be reasonably requested by Timco. Timco will cooperate in all reasonable respects with Sellers and will make available to Sellers, during normal business hours, the Books and Records that relate to the period preceding the Closing Date and that are necessary or useful in connection with any Claim, investigation, allegation, inquiry or Tax Proceeding with respect the assets, operations or activities of Timco or any Taxes imposed on or with respect to the foregoing preceding the Closing Date; provided, however, that prior to receiving access to any of the Books and Records, Sellers will enter into a customary confidentiality agreement binding on him and any other Person to whom the information may be disclosed; and provided, further, that Timco will be entitled to destroy Books and Records in accordance with a customary document retention policy or industry standards; but provided, further, that in no event shall Timco destroy any Books and Records pertaining to the period preceding the Closing Date for at least six (6) years following the Closing Date.
6.12    Publicity. Except as required by a court of competent jurisdiction or applicable Legal Requirements, including applicable securities laws and regulations, and except for disclosures (a) required to be made in the financial statements of Buyer or any of its Affiliates, (b) in publicly filed documents necessary to effect the transactions contemplated by this Agreement and the other Transaction Documents, (c) necessary in connection with any financing to consummate the transactions contemplated hereby, or (d) contractually required to be made to holders of Buyer or Buyer Parent’s debt securities, none of the Parties nor any of their Affiliates will, without the prior consent of the other Party (which will not be unreasonably withheld), make any statement or any public announcement or press release with respect to the transactions contemplated by this Agreement.
6.13    Conversion. Prior to the Closing, Sellers shall use their reasonable best efforts to file all documentation necessary with the Secretary of State of the State of Louisiana and the Secretary of State of the State of Delaware and enter into such other documents, in each case in such form as is reasonably acceptable to Buyer, in order to consummate the Conversion prior to the Closing.
6.14    Pressley Agreements. Prior to the Closing, Sellers shall cause Timco to terminate the Pressley Agreements and to pay all outstanding obligations owed thereunder. Sellers shall cause Timco to deliver to Buyer evidence of the termination of the Pressley Agreements and a release of all Liens held by William N. Pressley or any of his Affiliates with respect to any Interests in Timco or any of the Timco Assets.
6.15    Affiliate Liquidations. Prior to the Closing, Sellers shall or shall cause Timco to take all actions necessary to cause the liquidation of Petro Timco S. de R.L. de C.V. and the distribution or transfer of all of the assets of Petro Timco S. de R.L. de C.V. to Timco and the satisfaction in full or assumption of all of the liabilities of Petro Timco S. de R.L. de C.V. by Sellers.
6.16    [Intentionally omitted.]
6.17    Director and Officer Indemnification and Insurance.

(a)    Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by Timco now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of Timco, as provided in the Organizational Documents of Timco, in each case as in effect either (i) on the date of this Agreement or, (ii) if earlier, immediately prior to the Conversion, or pursuant to any other agreements in effect on the date hereof and disclosed in Schedule 6.17(a), shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms until the sixth anniversary of the Closing Date.
(b)    The obligations of Buyer and Timco under this Section 6.17 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.17 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.17 applies shall be third-party beneficiaries of this Section 6.17, each of whom may enforce the provisions of this Section 6.17).
(c)    In the event Buyer, Timco or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or Timco, as the case may be, shall assume all of the obligations set forth in this Section 6.17.
6.18    Supplement to Disclosure Schedules. From time to time prior to the Closing, Seller shall have the right (but not the obligation) to supplement or amend the Disclosure Schedules hereto with respect to any matter first arising after the date hereof, which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 8.2 have been satisfied; provided, however, that if Buyer has the right as a result of any Schedule Supplement, or all Schedule Supplements in the aggregate, to, but does not elect to, terminate this Agreement and the Closing occurs, then Buyer shall be deemed to have irrevocably waived its right to indemnification under Section 9.1 with respect to the matters disclosed in such Schedule Supplements.
6.19    Key Employee Agreements. Prior to the Closing, the Sellers shall use reasonable best efforts to deliver to each of the employees of Timco set forth on Schedule 6.19 (the “Key Employees”), and to obtain the execution and delivery by the Key Employees of (i) retention letters, in substantially the form attached hereto as Exhibit E, (ii) Confidentiality Agreements, substantially in the form attached hereto as Exhibit F, and Restricted Stock Unit Agreements, substantially in the form attached hereto as Exhibit G, in each case with such changes as are required to reflect the payment of cash retention awards by Timco (the “Cash Retention Payments”) and the issuance of restricted stock units by Buyer Parent to such Key Employees in the amounts set forth next to each such Key Employee’s name on Schedule 6.19 (collectively, the “Key Employee Agreements”).

ARTICLE VII
TAX MATTERS
7.1    Filing of Tax Returns; Payment of Taxes.
(a)    The Sellers shall prepare, or cause to be prepared, the following Tax Returns of Timco for any Pre-Closing Tax Period, whether required to be filed before, on or after the Closing Date (each, a “Pass-Through Return”): (i) any IRS Form 1120S, (ii) any IRS Form 1065, and (iii) any similar form for state and local Tax purposes due in a jurisdiction that follows the U.S. federal income tax treatment. Each Pass-Through Return shall be prepared on a basis consistent with past practice, except to the extent otherwise required by applicable Legal Requirements. At least 30 days prior to the due date (including extensions) for filing such Pass-Through Return, the Sellers will deliver a copy of such Pass-Through Return, together with all supporting documentation and workpapers, to Buyer for its review and reasonable comment. The Sellers will cause each such Pass-Through Return (as revised to incorporate any reasonable comments received from Buyer) to be filed timely with the appropriate Governmental Authority, shall pay all Taxes owed with respect to such Pass-Through Return, and will provide a copy to Buyer.
(b)    Buyer shall prepare or cause to be prepared all Tax Returns of Timco for any Pre-Closing Tax Period (other than the Pass-Through Returns) and for any Straddle Period, in each case due after the Closing Date each, a “Buyer Prepared Return”). Each Buyer Prepared Return shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Legal Requirements. At least 30 days prior to the due date (including extensions) for filing any Buyer Prepared Return (other than Buyer Prepared Return relating to sales Tax, use Tax, payroll Tax, social security or property Tax or similar Taxes, in each case a copy of which shall be provided to the Sellers by Buyer upon the Sellers’ written request), Buyer shall deliver a copy of such Buyer Prepared Return, together with all supporting documentation and workpapers, to the Sellers for its review and reasonable comment. Buyer will cause each Buyer Prepared Return (as revised to incorporate any reasonable comments received from the Sellers) to be timely filed and will provide a copy to the Sellers. Not later than five days prior to the due date for the payment of Taxes with respect to any Buyer Prepared Return, Sellers shall pay or cause to be paid to Buyer (or at the direction of Buyer) the amount of any Seller Taxes with respect to such Buyer Prepared Return.
7.2    Proration of Straddle Period Taxes. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Closing Date shall be:
(a)    in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of Timco, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period;

(b)    in the case of all other Taxes, deemed equal to the amount that would be payable if the relevant Straddle Period of Timco ended on (and included) the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Straddle Period ending on and including the Closing Date and the portion of the Straddle Period beginning after the Closing Date in proportion to the number of days in each period.
7.3    Cooperation. Each Party will, and will cause its Affiliates to, cooperate fully as and to the extent reasonably requested by the other in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes imposed on or with respect to the assets, operations or activities of Timco (each a “Tax Proceeding”). Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding the above, the control and conduct of any Tax Proceeding that is a Third-Party Claim shall be governed by Article IX. Any information obtained by a Party or its Affiliates from another Party or its Affiliates in connection with any Tax matters to which this Agreement applies will be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in conducting any Tax Proceeding, or as may otherwise be necessary to enforce the provisions of this Agreement.
7.4    Transfer Taxes. The Parties do not expect that the transactions contemplated by this Agreement will result in any U.S. state and local or non-U.S. transfer, sales, use, excise, real property transfer or gain, gross receipts, goods and services, purchase, documentary, stamp, registration, retailer occupation or other similar Taxes (“Transfer Taxes”). However, if any Transfer Taxes are payable as a result of the transfer of the Timco Interests pursuant to this Agreement, 50% of such Transfer Taxes will be borne and paid by Sellers and 50% of such Transfer Taxes will be borne and paid by Buyer. The Parties shall cooperate in good faith to minimize, to the extent permissible under applicable Legal Requirements, the amount of any such Transfer Taxes. Each Party will provide and make available to each other Party any resale certificates and other exemption certificates or information reasonably requested by such other Party.
7.5    Tax Treatment of Indemnity Payments. The Parties shall treat any indemnification payment or amount paid pursuant to Article IX as an adjustment to the Purchase Price for U.S. federal and applicable state and local income Tax purposes unless otherwise required by applicable Legal Requirements.
7.6    Tax Treatment of Acquisition. For U.S. federal income tax purposes (and for the purposes of any applicable state or local tax that follows the U.S. federal income tax treatment), the Parties agree to treat Buyer’s purchase of the Timco Interests as a purchase of the Timco Assets by Buyer and a fully taxable sale of the Timco Interests by Sellers, as described in Situation 2 of Rev. Rul. 99-6, 1999-1 C.B. 432. The Parties will prepare and file all Tax Returns consistent with the tax treatment described above and will not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes.

7.7    Allocation of Purchase Price. The Purchase Price and any other amounts properly treated as consideration for U.S. federal income tax purposes shall be allocated among the Timco Assets in accordance with Section 1060 of the Code and the Treasury Regulations thereunder.  On or prior to the date that is 120 days after the Closing Date, Buyer will provide the Sellers with Buyer’s proposed allocation of the Purchase Price and any other amounts properly treated as consideration for U.S. federal income tax purposes in accordance with the preceding sentence. Within 45 days after the date of delivery of such allocation to the Sellers, the Sellers will propose to Buyer any changes to such allocation in writing or otherwise will be deemed to have agreed with such allocation upon the expiration of such 45-day period.  Buyer and the Sellers will cooperate in good faith to mutually agree upon such allocation and will reduce such agreement to writing (as agreed upon, the “Purchase Price Allocation”).  The Purchase Price Allocation will be revised to take into account any subsequent adjustments to the Purchase Price, including any adjustment pursuant to Article III, or any other amounts properly treated as consideration for U.S. federal income tax purposes, in the manner provided by Section 1060 of the Code and the Treasury Regulations thereunder.  The Parties will file timely any forms and statements required under U.S. federal or state income Tax laws (including IRS Form 8594) consistent the Purchase Price Allocation.  The Parties will not file any Tax Return or otherwise take any position with respect to Taxes which is inconsistent with the Purchase Price Allocation, except as otherwise required by applicable Legal Requirements.
ARTICLE VIII
CONDITIONS TO CLOSING
8.1    Conditions to Obligations of All Parties. The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the following condition:
(a)    Governmental Restraints. No order, decree, judgment, injunction or other legal restraint or prohibition of any Governmental Authority shall be in effect, and no Legal Requirement shall have been enacted or adopted that enjoins, prohibits or makes illegal the consummation of the transactions contemplated by the Transaction Documents and no Claim by any Governmental Authority with respect to the transactions contemplated by the Transaction Documents shall be pending that seeks to restrain, enjoin, prohibit or delay the transactions contemplated thereby.
(b)    HSR Act. Any applicable waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by the Transaction Documents shall have expired or shall have been terminated.
8.2    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:
(a)    Other than the representations and warranties of Sellers contained in Sections 4.1 through 4.6 (inclusive) and 4.15, the representations and warranties of Sellers contained in this Agreement, the other Transaction Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Sellers contained in Sections 4.1 through 4.6 (inclusive) and 4.15 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b)    Each Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by him prior to or on the Closing Date.
(c)    No Claim shall have been commenced against Buyer, a Seller or Timco that seeks to prevent or delay the Closing or that otherwise prohibits the Closing.
(d)    All approvals, consents and waivers that are listed on Schedule 4.2(a) or Schedule 4.2(b), other than those approvals, consents and waivers listed on Schedule 8.2(d), shall have been received, and executed counterparts thereof shall have been delivered to Buyer, at or prior to the Closing.
(e)    From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.
(f)    Sellers shall have duly executed and delivered an assignment of the Timco Interests to Buyer in form and substance satisfactory to Buyer.
(g)    The Conversion shall have been completed and Sellers shall have delivered written evidence to Buyer in form and substance satisfactory to Buyer of the completion of the Conversion.
(h)    The Pressley Agreements shall have been terminated pursuant to Section 6.14 and Sellers shall have provided written evidence to Buyer in form and substance satisfactory to Buyer of the termination of the Pressley Agreements.
(i)    The Sellers shall have delivered to Buyer customary payoff letters from each financial institution or other lender to which the Company is obligated with respect to the repayment of Debt, or to which any other Person is obligated for the repayment of Debt to the extent such Debt is secured by the Timco Assets, confirming the total payment required to be made as of the Closing Date to repay in full all such Debt (including, for the avoidance of doubt, any prepayment penalties required in connection with the repayment of such Debt), together with pay-off instructions for making such repayment on the Closing Date (such letters being referred to as the “Payoff Letters” and the aggregate of all such amounts being referred to as the “Debt Payoff Amount,” which shall be specified by the Sellers to the Buyer no less than two Business Days prior to the Closing Date).
(j)    The Sellers shall have delivered to Buyer invoices for the Transaction Costs from each of the applicable service providers, which service providers and amounts shall be specified by the Sellers to the Buyer no less than two Business Days prior to the Closing Date.
(k)    Each of Petro Timco S. de R.L. de C.V. shall have been liquidated pursuant to Section 6.15 and Sellers shall have provided written evidence to Buyer in form and substance satisfactory to Buyer of such liquidation, and all of the assets of Petro Timco S. de R.L. de C.V. shall have been distributed or transferred to Timco and all of the liabilities of Petro Timco S. de R.L. de C.V. shall have been satisfied in full or assumed by Sellers.
(l)    The other Transaction Documents to which a Seller is a party shall have been executed and delivered to Buyer.
(m)    Buyer shall have received a certificate from each Seller, dated the Closing Date and signed such Seller, certifying that each of the conditions set forth in Sections 8.2(a) and Section 8.2(b) have been satisfied.
(n)    Sellers shall have delivered to Buyer a certificate of existence and good standing and payment of all state Taxes for Timco issued by the appropriate public officials of the State of Louisiana, and a certificate of foreign qualification, good standing and payment of all state Taxes for Timco from the appropriate public officials of each of the states listed in Schedule 4.5, each dated as of a recent date.
(o)    Each Seller shall have delivered to Buyer a duly executed certification of non-foreign status in the form prescribed by Treasury Regulation § 1.1445-2(b)(2).
(p)    Each Seller shall have delivered to Buyer a duly executed IRS Form W-9.
(q)    Each Seller shall have delivered to Buyer a duly executed counterpart of the Closing Settlement Statement.
(r)    Timco Real Estate, LLC shall have executed and delivered to the Buyer the Carthage Property Option Agreement in substantially the form attached hereto as Exhibit H.
(s)    (i) Each of the Key Employees listed under “Tier One” of Schedule 6.20 shall have duly executed and delivered to Timco and Buyer Parent, as applicable, Key Employee Agreements, and (ii) all of the remaining Key Employees listed on Schedule 6.20 shall have duly executed and delivered to Timco and Buyer Parent, as applicable, Key Employee Agreements; provided, however, that the condition set forth in this clause (ii) of Section 8.2(s) shall also be satisfied if no more than two of the Key Employees described in this clause (ii) shall have failed to execute and deliver to Timco and Buyer Parent, as applicable, Key Employee Agreements.

(t)    Timco shall have paid, effective immediately prior to the Closing, the Cash Retention Payments to those Key Employees whose corresponding Key Employee Agreements have been delivered pursuant to Section 8.2(s).
(u)    The Sellers and Douglas Guidry shall have duly executed and delivered to the Starr Transition Agreement to Buyer.
(v)    Guidry shall have delivered to Buyer a duly executed employment agreement in substantially the form attached hereto as Exhibit C.
(w)    Maraist shall have delivered to Buyer a duly executed consulting agreement in a form mutually agreed to by the Buyer and Maraist.
(x)    (i) Timco shall have assigned and novated all of its rights and obligations under the Starr Lease to Starr and the landlord thereunder shall have consented to such assignment and novation, and (ii) Starr shall have agreed to terminate the Starr Sublease, effective as of such assignment and novation, in each case pursuant to instruments reasonably satisfactory to Buyer.
(y)    Timco Real Estate, LLC and Southcoast Holdings, LLC, as applicable, shall have executed and delivered to Timco amendments to the leases set forth on Items 2, 4 and 5 of Schedule 4.9(b), in each case that provide that Timco shall have the option to terminate such leases upon the fifth-year anniversary of the Closing Date.
(z)    Sellers shall have delivered to Buyer such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
8.3    Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Sellers’ waiver, at or prior to the Closing, of each of the following conditions:
(a)    Other than the representations and warranties of Buyer contained in Sections 5.1, 5.2, 5.3, 5.4 and 5.5, the representations and warranties of Buyer contained in this Agreement, the other Transaction Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Buyer contained in Sections 5.1, 5.2, 5.3, 5.4 and 5.5 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date.
(b)    Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c)    The other Transaction Documents to which Buyer is a party shall have been executed and delivered by Buyer to Sellers.
(d)    Sellers shall have received a certificate from Buyer, dated the Closing Date and signed by a duly authorized officer of Buyer, certifying that each of the conditions set forth in Sections 8.3(a) with respect to Buyer and Section 8.3(b) have been satisfied.
(e)    Buyer shall have delivered to Sellers the Closing Cash Consideration.
(f)    Buyer shall have deposited with the Escrow Agent the Escrow Fund.
(g)    Buyer shall have delivered to Sellers a duly executed counterpart of the Closing Settlement Statement.
(h)    Buyer shall have duly executed and delivered to Timco Real Estate, LLC the Carthage Property Option Agreement in substantially the form attached hereto as Exhibit H.
(i)    Buyer shall have duly executed and delivered the Starr Transition Agreement to the Sellers and Douglas Guidry.
(j)    Buyer shall have delivered to Sellers such other documents or instruments as Sellers reasonably request and are reasonably necessary to consummate the transactions contemplated by this Agreement.
ARTICLE IX
INDEMNIFICATION
9.1    Indemnities of Sellers.
(a)    Seller Indemnified Liabilities.
(i)    Subject to the provisions of this Article IX, from and after the Closing, each Seller will severally, and not jointly, indemnify, defend and hold harmless Buyer, Buyer’s Affiliates and their respective Representatives, successors, transferees and assignees (collectively, the “Buyer Indemnified Parties”) from, against and in respect of any Damages or Claims that arise out of, relate to or result from any of the following described matters (collectively referred to as the “Individual Indemnified Liabilities”):
(A)    any breach of a representation or warranty made by such Seller in Section 4.1, 4.2(a) or 4.3; and
(B)    any Seller Taxes described in clause (a) of the definition of Seller Taxes with respect to such Seller.
(ii)    Subject to the provisions of this Article IX, from and after the Closing, each Seller will jointly and severally indemnify, defend and hold harmless the Buyer Indemnified

Parties from, against and in respect of any Damages or Claims that arise out of, relate to or result from any of the following described matters (collectively referred to, together with the Individual Indemnified Liabilities, as the “Seller Indemnified Liabilities”):
(A)    (1) any breach of a representation or warranty made in Article IV, other than the representations and warranties set forth in Sections 4.1, 4.2(a) or 4.3, or (2) any breach of a representation or warranty made in any other Transaction Document or any certificate or similar instrument delivered at Closing by a Seller or Timco;
(B)    any breach by such Seller of any covenant or obligation of such Seller in this Agreement;
(C)    any Seller Taxes other than those described in clause (a) of the definition of Seller Taxes;
(D)    any Excluded Asset or Excluded Liability; and
(E)    any Retained Liability.
(b)    Deductibles. In no event will any amount be recovered from any Seller for any Seller Indemnified Liability resulting from matters described in Section 9.1(a)(ii)(A) until the aggregate amount of all Seller Indemnified Liabilities incurred by Buyer Indemnified Parties pursuant to Section 9.1(a)(ii)(A) exceeds $1,000,000 (the “Deductible”), in which event each Seller will be obligated, subject to the other provisions of this Agreement, to indemnify the Buyer Indemnified Parties to the full extent such Seller Indemnified Liability exceeds the Deductible on a dollar for dollar basis; provided, however, that Sellers’ liability for any Seller Indemnified Liability will not be limited as set forth in this Section 9.1(b) if such Seller Indemnified Liability relates to a breach of any representation or warranty set forth in Sections 4.2(b), 4.4, 4.5, 4.6, 4.15, 4.19, 4.25 or 4.32.
(c)    Time Limitations. In no event will any of the Buyer Indemnified Parties be permitted to make any Claim under Section 9.1(a)(ii)(A) unless such Claim is first made on or prior to the second anniversary of the Closing Date; provided, however, that such two-year survival period will not apply to (i) any Claim under Section 9.1(a)(ii)(A) relating to the breach of any representation or warranty set forth in Section 4.13 or 4.25, which Claim, in any such case, must be asserted prior to the three-year anniversary of the Closing Date; (ii) any Claim under Section 9.1(a)(ii)(A), relating to the breach of any representation or warranty set forth in Section 4.19, 4.23 or 4.24, which Claim, in any such case, must be asserted on or prior to the date that is 90 days after the expiration of the applicable statute of limitations; or (iii) any Claim under Section 9.1(a)(ii)(A) relating to the breach of any representation or warranty set forth in Sections 4.2(b), 4.4, 4.5, 4.6, 4.15 or 4.32, which Claim, in any such case, may be asserted indefinitely. In addition, in no event will any of the Buyer Indemnified Parties be permitted to make any Claim under Section 9.1(a)(ii)(C) unless such Claim is first made on or prior to the date that is 90 days after the expiration of the applicable statute of limitation. Notwithstanding the foregoing, any Claim asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice prior to the expiration date of the applicable survival period shall not be barred by such expiration and such Claim shall survive until finally resolved.
(d)    Caps. In no event will Sellers be required to make any payments in respect of any Seller Indemnified Liabilities pursuant to Section 9.1(a)(ii)(A) that exceed, in the aggregate, $19,000,000; provided that, the foregoing limitation shall not apply to any Claim under Section 9.1(a)(ii)(A) relating to a breach of any representation or warranty set forth in Sections 4.2(b), 4.4, 4.5, 4.6, 4.15, 4.19, 4.25 or 4.32.
(e)    Fraud. None of the limitations set forth in Section 9.1(b), 9.1(c) or 9.1(d) shall apply with respect to any Claim by a Buyer Indemnified Party that is determined to be the result of fraud or criminal conduct by any Seller.
9.2    Indemnities of Buyer. Subject to the provisions of this Article IX, from and after the Closing, Buyer will indemnify, defend and hold harmless Sellers, their Affiliates and their respective Representatives, successors, transferees and assignees (collectively, the “Seller Indemnified Parties”) from, against and in respect of any Damages or Claims that arise out of, relate to or result from any of the following described matters (herein collectively referred to as the “Buyer Indemnified Liabilities”): (a) any breach of a representation or warranty made by Buyer in this Agreement or the other Transaction Documents to a Seller; (b) any breach by Buyer of any covenant or obligation of Buyer in this Agreement; and (c). any Assumed Obligations.
9.3    Claim Procedures. Each party that desires to make a Claim for indemnification pursuant to this Article IX (an “Indemnified Party”) will provide notice (a “Claim Notice”) thereof in writing to Buyer (if the Indemnified Party is a Seller Indemnified Party) or to the Sellers (if the Indemnified Party is a Buyer Indemnified Party) (in each such case, an “Indemnifying Party”), specifying the nature and basis for such Claim and a copy of all papers served with respect to such Claim (if any). For purposes of this Section 9.3, receipt by a party of written notice of any Third-Party Claim that gives rise to a Claim on behalf of such party will require prompt delivery of a Claim Notice to the Indemnifying Party of the receipt of such Third-Party Claim; provided, however, that an Indemnified Party’s failure to send or delay in sending a Claim Notice will not relieve an Indemnifying Party from liability hereunder with respect to such Claim except to the extent and only to the extent the Indemnifying Party is materially prejudiced by such failure or delay.
9.4    Calculation, Timing and Manner and of Indemnification Payments; Escrow Amount.
(a)    Subject to Section 9.4(b), payments of all amounts owing by an Indemnifying Party as a result of a Third-Party Claim will be made as and when Damages with respect thereto are incurred by the Indemnified Party and within five Business Days after the Indemnified Party makes demand therefor to the Indemnifying Party. Subject to Section 9.4(b), payments of all amounts owing by an Indemnifying Party other than as a result of a Third-Party Claim will be made within five Business Days after the later of (i) the date the Indemnifying Party is deemed liable therefor pursuant to this Article IX and (ii) if disputed, the date of the adjudication of the Indemnifying Party’s liability to the Indemnified Party under this Agreement. All amounts due and payable under this Agreement (A) with respect to a Third-Party Claim, will bear interest at the

Applicable Rate from the date due and payable hereunder until the date paid and (B) with respect to a Claim other than a Third-Party Claim, will bear interest at the Applicable Rate from the date the Indemnified Party suffers the Damages until the date paid.
(b)    At such time that it is finally determined that a Seller is required to provide an indemnification payment under this Article IX, the method of satisfaction of such payment, and the initial recourse to recover for such indemnification payment shall be, first, an offset against any Earnout Payment then owed by the Buyer to such Seller in an amount sufficient to satisfy in full such indemnification obligation (up to such Seller’s Pro Rata Share of any such Earnout Payment), second, the release to the Buyer Indemnified Party of the Escrow Fund in an amount sufficient to satisfy in full such indemnification obligation (up to such Seller’s Pro Rata Share of the Escrow Fund), and the Sellers and Buyer shall execute and deliver to the Escrow Agent to give effect to the foregoing a written instruction that is jointly signed by the Sellers and Buyer, which instruction shall be in a form that complies with the requirements of the Escrow Agreement (a “Joint Instruction Letter”), and, third, to the extent any amounts remain owing, such amounts shall be paid directly by such Seller. Subject to the foregoing provisions of this Section 9.4(b), any offset against an Earnout Payment or release of the Escrow Fund shall be allocated to each Seller in accordance with his Pro Rata Share, except for any such offset or release in respect of any indemnification obligation that relates to the breach of any representation, warranty or covenant for which only one Seller is liable (as opposed to both Sellers) pursuant to the terms of this Agreement, in which case such offset or release shall be allocated solely against the appropriate Seller’s Pro Rata Share of any Earnout Payment or Escrow Fund, as applicable (i.e., if an indemnification obligation relates to the breach of a representation, warranty or covenant by Guidry, the offset or release shall be allocated solely against Guidry).
9.5    Recovery. In the event Damages suffered by any Indemnified Party are recoverable under more than one provision of this Agreement and even though an Indemnified Party is permitted to rely on each provision of this Article IX independently (as contemplated in Section 9.7), such Indemnified Party will only be permitted to recover with respect to any particular Damages suffered by such Indemnified Party one time as it is the Parties’ intent that once any particular Damages have been recovered by a particular Indemnified Party under one provision, such Damages no longer exist with respect to such Indemnified Party and, therefore, recovery by such particular Indemnified Party for such same Damages under another provision would constitute an unintended and prohibited “double” recovery. Notwithstanding the foregoing, an Indemnified Party will be entitled to seek recovery under such provisions of this Agreement that maximize its recovery (e.g., if particular Damages would be subject to the Deductible pursuant to Section 9.1(b) if a Claim were made under one provision, but would not be subject to the Deductible if made under another provision, or if Damages would be time barred under Section 9.1(c), if a Claim were made under one provision, but would not be time barred if made under another provision, or if Damages would not be recoverable under Section 9.1(a)(ii)(A) as a result of a limitation of a representation or warranty to the Knowledge of Sellers, but would be recoverable under Section 9.1(a)(i)(B), then the Indemnified Party may seek recovery under the provision that is not subject to the Deductible or is not time barred or not subject to the knowledge qualification).

9.6    Survival. Except to the extent expressly limited by this Agreement, the representations, warranties, covenants and agreements set forth in this Agreement (including the indemnities set forth in this Article IX) will survive the Closing and delivery of the Transaction Documents indefinitely.
9.7    Reliance. The Parties acknowledge and agree that any of the subsections of Section 9.1 and 9.2 may be relied upon independently of and without regard to any other of such subsections more specifically or generally covering the same subject matter.
9.8    Control of Third-Party Claims.
(a)    In the event of the assertion of any Third-Party Claim, the Indemnifying Party, at its option, may assume (with legal counsel reasonably acceptable to the Indemnified Party) at its sole cost and expense the defense of such Third-Party Claim if the Indemnifying Party acknowledges to the Indemnified Party in writing such Indemnifying Party’s obligations to indemnify the Indemnified Party with respect to all elements of such Third-Party Claim and may assert any defense of the Indemnified Party or the Indemnifying Party; provided that the Indemnified Party will have the right at its own expense to participate jointly with the Indemnifying Party in the defense of any such Third-Party Claim. Counsel representing both the Indemnifying Party and the Indemnified Party must acknowledge in writing its obligation to act as counsel for all parties being represented and must acknowledge and respect separate attorney-client privileges with respect to each party represented. If the Indemnifying Party elects to undertake the defense of any Third-Party Claim under this Agreement, the Indemnified Party will cooperate with the Indemnifying Party in the defense or settlement of the Third-Party Claim, including providing access to information, making documents available for inspection and copying, and making employees available for interviews, depositions and trial, in each case, at the Indemnifying Party’s expense. The Indemnifying Party will not be entitled to settle any Third-Party Claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed.
(b)    If the Indemnifying Party, by the 30th day after receipt of notice of any Third-Party Claim (or, if earlier, by the tenth day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the Person asserting such Third-Party Claim) does not assume actively and in good faith the defense of any such Third-Party Claim or action resulting therefrom, the Indemnified Party may, at the Indemnifying Party’s expense, defend against such Claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and the Indemnifying Party will be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense. The Indemnified Party will not settle or compromise any Third-Party Claim for which it is entitled to indemnification under this Agreement, without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.
(c)    Notwithstanding anything in this Section 9.8 to the contrary, Buyer will in all cases be entitled to control the defense of a Third-Party Claim if Buyer reasonably believes (i) such Third-Party Claim could result in liabilities which, taken together with other then outstanding Claims by Buyer under this Agreement, could exceed the remaining potential Damages payable by Sellers under this Agreement or the amount that Buyer believes it will be able to collect from Sellers under this Agreement or (ii) such Third-Party Claim could adversely affect in any material respect Buyer or its Affiliates other than as a result of money damages or if injunctive or other non-monetary relief has been sought against Buyer or its Affiliates.
9.9    Escrow Procedures.
(a)    On the date that is the one-year anniversary of the Closing Date, Buyer and the Sellers shall execute and deliver to the Escrow Agent a Joint Written Instruction Letter for the release to Sellers of such portion of the Escrow Fund equal to $1,250,000 minus (i) the value of the Escrow Fund that has been released to a Buyer Indemnified Party in payment of indemnification obligations of a Seller pursuant to Section 9.4(b) as of such date, minus (ii) an amount equal to the reasonable reserve amount determined by the Sellers and Buyer in good faith (or, to the extent the Sellers and Buyer are unable to agree, pursuant to the dispute resolution provisions contained in Section 11.4) in respect of any and all Claim Notices submitted by any Buyer Indemnified Party prior to such date in accordance with this Article IX that remain pending as of such date.
(b)    On the date that is the 18-month anniversary of the Closing Date, Buyer and the Sellers shall execute and deliver to the Escrow Agent a Joint Written Instruction Letter for the release to Sellers of such portion of the Escrow Fund equal to $1,250,000, minus (i) the value of the Escrow Fund that has been released to a Buyer Indemnified Party in payment of indemnification obligations of a Seller pursuant to Section 9.4(b) as of such date (to the extent not taken into account in Section 9.9(a)(i)), minus (ii) an amount equal to the reasonable reserve amount determined by the Sellers and Buyer in good faith (or, to the extent the Sellers and Buyer are unable to agree, pursuant to the dispute resolution provisions contained in Section 11.4) in respect of any and all Claim Notices submitted by any Buyer Indemnified Party prior to such date in accordance with Article IX that remain pending as of such date.
(c)    On the date that is the second-year anniversary of the Closing Date, Buyer and the Sellers shall execute and deliver to the Escrow Agent a Joint Written Instruction Letter for the release to Sellers of all remaining portion of the Escrow Fund minus an amount equal to the reasonable reserve amount determined by the Sellers and Buyer in good faith (or, to the extent the Sellers and Buyer are unable to agree, pursuant to the dispute resolution provisions contained in Section 11.4) in respect of any and all Claim Notices submitted by any Buyer Indemnified Party prior to such date in accordance with Article IX that remain pending as of such date.
(d)    Any portion of the Escrow Fund released to Sellers pursuant to Section 9.9(a), 9.9(b) or 9.9(c) shall be paid to each Seller in accordance with his Pro Rata Share; provided, that any such releases shall give effect to any releases of the Escrow Fund with respect to indemnification obligations that were allocated to any particular Seller as contemplated in Section 9.4(b).
9.10    Express Negligence. THE PARTIES INTEND THAT THE INDEMNITIES SET FORTH IN THIS ARTICLE IX BE CONSTRUED AND APPLIED AS WRITTEN ABOVE, NOTWITHSTANDING ANY RULE OF CONSTRUCTION TO THE CONTRARY. WITHOUT LIMITING THE FOREGOING, SUCH INDEMNITIES WILL APPLY NOTWITHSTANDING ANY STATE’S “EXPRESS NEGLIGENCE” OR SIMILAR RULE

THAT WOULD DENY COVERAGE BASED ON AN INDEMNIFIED PARTY’S SOLE OR CONCURRENT, ACTIVE OR PASSIVE NEGLIGENCE OR GROSS NEGLIGENCE. IT IS THE INTENT OF THE PARTIES THAT, TO THE EXTENT PROVIDED ABOVE, THE INDEMNITIES SET FORTH IN THIS ARTICLE IX WILL APPLY TO AN INDEMNIFIED PARTY’S SOLE OR CONCURRENT, ACTIVE OR PASSIVE NEGLIGENCE OR GROSS NEGLIGENCE. THE PARTIES AGREE THAT THIS PROVISION IS “CONSPICUOUS” FOR PURPOSES OF ALL STATE LAWS.
9.11    Exclusive Remedy. In the absence of fraud or criminal conduct, the indemnification provisions in this Article IX will be the sole and exclusive remedy and recourse for any breach of this Agreement by Buyer or any Seller, except as expressly provided in this Agreement. In addition, (a) in the event of a breach or threatened breach by any Seller of any of the provisions of Section 6.7, 6.8, 6.10 or 6.12, Buyer will be entitled to immediate injunctive relief, as Sellers acknowledge and agree that any such breach would cause Buyer irreparable injury for which they would have no adequate remedy at law; and (b) any Party will be entitled to seek specific performance against any other Party pursuant to Section 11.11.
ARTICLE X
TERMINATION
10.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of Sellers and Buyer;
(b)    by Buyer by written notice to Sellers if:
(i)    Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by a Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VIII and such breach, inaccuracy or failure has not been cured by such Seller within ten days of such Seller’s receipt of written notice of such breach from Buyer; or
(ii)    any of the conditions set forth in Section 8.1 or 8.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by May 10, 2015, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing, including, without limitation, the failure of Buyer to perform its obligations under Section 6.5(e));
(c)    by Sellers by written notice to Buyer if:
(i)    Sellers are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VIII and such breach, inaccuracy or failure has not been cured by Buyer within ten days of Buyer’s receipt of written notice of such breach from Sellers; or
(ii)    any of the conditions set forth in Section 8.1 or 8.3 shall not have been fulfilled by May 10, 2015, unless such failure shall be due to the failure of a Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or
(d)    by Buyer or Sellers in the event that (i) there shall be any law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued an order restraining or enjoining the transactions contemplated by this Agreement, and such order shall have become final and non-appealable.
10.2    Effect of Termination. In the event of the termination of this Agreement in accordance with this Article X, this Agreement shall forthwith become void and there shall be no liability on the part of any Party except (a) as set forth in Section 6.10, Section 11.4 and this Article X and (b) that nothing herein shall relieve any Party from liability for any willful breach of any provision hereof.
ARTICLE XI
MISCELLANEOUS
11.1    Assignment. This Agreement and the rights under this Agreement may not be assigned by Buyer without the prior written consent of the Sellers; provided, however, that Buyer may assign without the Sellers’ consent the provisions and benefits of this Agreement to any Affiliate, and the Sellers hereby consent to any such assignment. This Agreement and the rights hereunder may not be assigned by a Seller without the prior written consent of Buyer. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns.
11.2    Notices. Unless otherwise provided in this Agreement, any notice, request, consent, instruction or other document to be given under this Agreement by any Party to another Party will be in writing and delivered personally, by reputable overnight delivery service or other courier or by certified mail, postage prepaid, return receipt requested, and will be deemed given (a) when received if delivered personally or by overnight delivery service or other courier or (b) on the date receipt is acknowledged if delivered by certified mail, postage prepaid, return receipt requested, as follows:
If to either Seller, addressed to:
Mark L. Guidry
104 Midland Drive
Lafayette, Louisiana 70506

Facsimile: (337) 856-8158
Email: mark.guidry@timcoservices.com
Michael P. Maraist
408 LeTriomphe Parkway
Broussard, Louisiana 70518
Facsimile: (337) 856-8158
Email: mike.maraist@timcoservices.com
With copes to (which shall not constitute notice):
Perrin Landry deLaunay
251 La Rue France
Lafayette, Louisiana 70508
Attention: Gerald deLaunay, Esq.
Facsimile: (337) 235-4382
    Email: delaunay@plddo.com
Butler Snow LLP
1819 Fifth Avenue North, Suite 1000
Birmingham, Alabama 35203
Attention: Russell L. Irby III
Facsimile: (205) 297-2223
    Email: rusty.irby@butlersnow.com
If to Buyer, addressed to:
Frank’s International, LLC
10260 Westheimer Road, Suite 700
Houston, Texas 77042
Attention: John Sinders, Executive Vice President, Administration
Facsimile: (281) 558-2980
Email: john.sinders@franksintl.com
With copy to (which shall not constitute notice):

Frank’s International, LLC
10260 Westheimer Road, Suite 700
Houston, Texas 77042
Attention: Brian Baird, Vice President, Chief Legal Officer, and Secretary
Facsimile: (281) 558-2980
Email: brian.baird@franksintl.com
or to such other place and with such other copies as either the Sellers or Buyer may designate by written notice to the others in accordance with this Section 11.2.

11.3    Choice of Law; Jurisdiction; Venue: Jury Waiver. The Parties stipulate that this Agreement has been entered into in the State of Texas. Except as provided in Section 11.4(b), this Agreement will be construed and interpreted and the rights of the Parties governed by the internal laws of the State of Texas, without regard to any conflict of law or choice of law principles that would apply the substantive law of another jurisdiction. EXCEPT AS OTHERWISE PROVIDED IN SECTION 11.4, (a) THE PARTIES CONSENT TO THE EXERCISE OF JURISDICTION IN PERSONAM BY THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN HARRIS COUNTY, TEXAS OR THE STATE COURTS LOCATED IN HARRIS COUNTY, TEXAS FOR ANY ACTION ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY; AND (b) ALL ACTIONS OR PROCEEDINGS WITH RESPECT TO, ARISING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, OUT OF, RELATED TO, OR FROM THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY SHALL BE EXCLUSIVELY LITIGATED IN COURTS HAVING SITUS IN HARRIS COUNTY, TEXAS. EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT HE OR IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.
11.4    Certain Dispute Resolution Procedures. Any dispute between, among or involving the Parties that arises from or relates to Section 6.7, the relationship between such Parties that is created pursuant to Section 6.7, any alleged breach of any provision of Section 6.7, or in any way relating to the subject matter of Section 6.7 (all of which are referred to herein as “Disputes”), including any Disputes that are extra-contractual in nature, or that are based on contract, tort, state or federal law, or other legal or equitable bases, regardless of whether a Party is seeking Damages will be resolved as provided in this Section 11.4; provided, however, that a Party will be permitted to take the actions contemplated by Section 11.4(a)(iv).
(a)    Informal Dispute Resolution. Prior to the initiation of formal dispute resolution procedures, the Parties will first attempt to resolve their Dispute informally, as follows:
(i)    First, the complaining Party must provide notice of the Dispute in accordance with the notice provisions of Section 11.2 (the “Dispute Notice”). Upon receipt of the Dispute Notice, the receiving Party will submit to the complaining Party a written response (the “Dispute Response”). The Dispute Notice and the Dispute Response will include (A) a statement of the Party’s concerns and perspectives on the issues in dispute, (B) a summary of supporting facts and circumstances, and (C) the identity of the Representatives who will represent such Party and of any other Person who will accompany the Representatives. Upon receipt of the Dispute Response, executives of Buyer who have the actual or apparent authority to resolve the controversy and executives of the applicable Seller or Sellers or any other Representative or Representatives thereof will meet to discuss the basis for the Dispute and will use their good faith efforts to reach a reasonable resolution to the Dispute. Such Representatives will meet as often as they reasonably deem necessary and will discuss the problem and negotiate in good faith in an effort to resolve the Dispute without the necessity of any formal proceeding. In addition, to facilitate such negotiations, the Parties may agree to utilize the services of a mediator whose fees will be split equally by the complaining Party and the other Party.
(ii)    The Parties agree that any written statements, including the Dispute Notice and the Dispute Response, will be prepared in connection with settlement negotiations, and as such will be privileged and will not be used against the Party who prepared such statement unless it is subsequently introduced by the preparing Party in any formal proceedings. The Parties also agree that the informal settlement negotiations will be conducted privately, amicably and confidentially.
(iii)    Should the Representatives fail to reach agreement within 30 days after receipt of the Dispute Notice in accordance with Section 11.4(a)(i) above (or such longer period as such Representatives may agree in writing), then formal proceedings for the resolution of such Dispute may be commenced in accordance with Section 11.4(b).
(iv)    This Section 11.4 will not be construed to prevent Buyer from instituting, and Buyer is hereby authorized to institute, formal proceedings (including seeking provisional remedies such as attachment, preliminary injunction and replevin from the appropriate court) earlier to avoid the expiration of any applicable limitations period, to avoid irreparable harm (including, but not limited to, irreparable harm caused by any Seller’s breach of the covenants set forth in Section 6.7, 6.8, 6.10 or 6.12), to preserve a superior position with respect to other creditors, or, to the extent contemplated by Section 11.11, to pursue injunctive or other equitable remedies.
(b)    Arbitration. If the Parties are unable to resolve any Dispute arising under this Agreement as contemplated by Section 11.4(a), then (subject to the exceptions referred to in Section 11.4(a)(iv)) such Dispute will be submitted to mandatory and binding arbitration at the election of any Party (the “Disputing Party”) pursuant to the following conditions:
(i)    Procedures. The arbitration will be conducted pursuant to the then applicable Commercial Arbitration Rules of the American Arbitration Association, except as expressly provided in this Section 11.4 (the “AAA Rules”). The arbitrator(s) (the “Arbitrator(s)”) will be selected pursuant to the procedures set forth in Section 11.4(b)(iii) or Section 11.4(b)(iv), as applicable. In resolving the substance of the Dispute, the Arbitrator(s) will apply substantive Texas law or applicable substantive federal law without regard to the conflicts of law principles of such state.
(ii)    Submission to Arbitration. The Disputing Party will notify the other Parties that it is submitting the Dispute to final and binding arbitration to be conducted privately and confidentially in accordance with the terms of this Article XI.
(iii)    Selection of Arbitrator(s). If the amount in dispute is less than $1,000,000, such Dispute will be resolved by a single Arbitrator mutually acceptable to the Parties involved in the Dispute. If such Parties are unable to agree upon a mutually acceptable Arbitrator within 30 days of the submission of the Dispute to arbitration, such Arbitrator will be appointed in accordance with the AAA Rules. If the amount in dispute is $1,000,000 or more, within 30 days after the notice of initiation of the arbitration procedure, each of Buyer (on the one hand) and the applicable Sellers (on the other hand) will nominate one Arbitrator, who need not be neutral. If any Party fails or refuses to timely nominate an Arbitrator, such Arbitrator will be appointed in accordance with the AAA Rules. Upon selection of the two Arbitrators by the Parties, the two Arbitrators will select a third Arbitrator within 15 days after their appointment, failing agreement on which such third Arbitrator will be appointed in accordance with the AAA Rules. The Arbitrators, acting by majority vote, will resolve all Disputes between the Parties. If one of the Party-appointed Arbitrators refuses to participate in the proceedings or refuses to vote, the unanimous decision of the other two Arbitrators will be binding.
(iv)    Replacement of Arbitrator. Should any Arbitrator refuse or be unable to proceed with arbitration proceedings as called for by this Section 11.4(b), such Arbitrator will be replaced in the same manner by which he or she was appointed (e.g., if Buyer appointed the departing Arbitrator, Buyer would appoint his or her replacement, and if the two Party-appointed Arbitrators appointed the departing Arbitrator, then they would appoint his or her replacement).
(v)    Place of Arbitration. The arbitration will be conducted in the Houston, Texas office of the American Arbitration Association for purposes of such arbitration. The Parties expressly consent to the location of such arbitration and agree not to contest this venue provision or the choice of law provision set forth in Section 11.4(b)(i) above, it being acknowledged and agreed that Texas bears a reasonable relation to this Agreement and the Parties have knowingly and voluntarily elected a Texas forum. Any action in order to enforce this arbitration clause or an award granted hereunder may be brought in the courts of the State of Texas, in Harris County, and the federal courts with jurisdiction thereover. Each Party (A) consents to the exclusive jurisdiction of such courts in any such suit, action or proceeding, (B) irrevocably waives, to the fullest extent permitted by law, any objection which he or it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum, (C) will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (D) will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.2 will be deemed effective service of process on such Party.
(vi)    Conduct of Arbitration. Upon the service of an arbitration demand, the Parties will discuss and attempt to agree upon the manner, timing and extent of discovery that may be conducted prior to and in preparation for the arbitration hearing. In the event the Parties are unable to agree upon the manner, timing and extent of discovery, such issues will be submitted to the Arbitrator(s) for resolution. However, under no circumstances will the Arbitrator(s) allow more depositions, interrogatories, requests for production of documents and requests for admission than permitted by the presumptive limitations set forth in FED. R. CIV. P. 26(b)(2). The Arbitrator(s) will have the authority to impose appropriate sanctions, including an award of reasonable attorneys’ fees, against any party that fails to cooperate in good faith in discovery permitted by this

Section 11.4(b)(vi) or ordered by the Arbitrator(s). If the amount in dispute is less than $1,000,000, unless otherwise agreed by the Parties the arbitration hearing will be conducted no later than 150 days after the determination of the Arbitrator in accordance with the procedures set forth in Section 11.4(b)(ii). If the amount in dispute is $1,000,000 or more, the arbitration hearing will be conducted at such time as the Parties have completed the discovery permitted by this Section 11.4(b)(vi) and as determined by the Arbitrators. Unless otherwise agreed by the Parties, the arbitration hearing will be conducted on consecutive days. There will be no transcript of the arbitration hearing. The Arbitrator(s) must give effect to legal privileges including the attorney-client privilege and the work-product immunity.
(vii)    Arbitration Award. The Arbitrator(s) will render a binding, reasoned decision within 20 days following the completion of the arbitration hearing. The award of the Arbitrator(s) will be in writing. The Arbitrator(s) must certify in the award that such award conforms to the terms and conditions set forth in this Agreement (e.g., the award must comply with the parameters set forth in Article IX). The award rendered by the Arbitrator(s) will be binding and conclusive, and judgment on the award may be entered pursuant to Section 11.4(b)(v).
(viii)    Time of the Essence. The Arbitrator(s) are instructed that time is of the essence in the arbitration proceeding, and that the Arbitrator(s) will have the right and authority to issue reasonable monetary sanctions against either Buyer (on the one hand) or Sellers (on the other hand) if, upon a showing of good cause, such Party is unreasonably delaying the proceeding. The amount of such sanction will be related to the additional harm, if any, caused by the delay.
(ix)    Expenses. The Arbitrator(s) will have the authority to assess the costs and expenses of the arbitration proceeding (including the Arbitrator(s)’ fees and expenses) against either Buyer (on the one hand) or Sellers (on the other hand). The Arbitrator(s) will also have the authority to award attorneys’ fees and expenses to the prevailing side.
(x)    Confidentiality. To the fullest extent permitted by law, the arbitration proceedings and award will be maintained in confidence by the Parties.
(xi)    Severability. The provisions of this Section 11.4 are independent of the remaining provisions of this Agreement and the Parties intend that the provisions of this Section 11.4 will continue in effect even though one or more provisions of the Agreement (including, for the avoidance of doubt, any provision of this Section 11.4) will be determined to be invalid or unenforceable by a court of competent jurisdiction. This agreement to arbitrate will also survive the termination or expiration of this Agreement.
(c)    Acknowledgment. THE PARTIES EXPRESSLY ACKNOWLEDGE AND AGREE THAT THEY HAVE READ AND UNDERSTOOD THIS SECTION 11.4 AND THAT THEY ARE HEREBY KNOWINGLY AND VOLUNTARILY WAIVING THEIR RIGHT TO A JURY TRIAL.
11.5    Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the Person or Persons entitled to the benefits thereof only by a written instrument signed by the Person or Persons granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
11.6    Expenses. Except as otherwise provided in this Agreement, Sellers will be responsible for all legal fees, accountant’s fees, consultant’s fees, broker fee’s, investment banker’s fees, other advisory fees and other costs and expenses that Sellers and Timco incur in connection with the negotiation, preparation, execution or performance of this Agreement. Except as otherwise provided in this Agreement, Buyer will be responsible for all legal fees, accountant’s fees, consultant’s fees, broker fee’s, investment banker’s fees, other advisory fees and other costs and expenses that Buyer and its Affiliates (excluding Timco and Sellers) incur in connection with the negotiation, preparation, execution or performance of this Agreement. Notwithstanding the foregoing, Buyer shall pay all filing fees relating to any filing made in accordance with the HSR Act.
11.7    Completion of Schedules. The listing (or inclusion of a copy) of a document or other item under one schedule to a representation or warranty made in this Agreement will be deemed adequate to disclose an exception to a separate representation or warranty made in this Agreement only if such listing has sufficient detail on its face that it is reasonably clear that such document or other item applies to such other representation or warranty made in this Agreement.
11.8    Invalidity. In the event that any one or more of the provisions set forth in this Agreement or in any other instrument referred to in this Agreement will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement or any other such instrument.
11.9    Third-Party Beneficiaries. Except as provided for in Section 6.17, this Agreement is solely for the benefit of (a) the Parties and their successors and assigns permitted under this Agreement and (b) the Buyer Indemnified Parties and the Seller Indemnified Parties (solely with respect to such Persons’ rights to indemnification pursuant to Article IX and the rights to enforce such rights to indemnification pursuant to this Article XI), and no provisions of this Agreement will be deemed to confer upon any other Person any remedy, Claim, liability, reimbursement, cause of action or other right except as expressly provided in this Agreement.
11.10    No Presumption Against Any Party. Neither this Agreement nor any uncertainty or ambiguity herein will be construed or resolved against any Party, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by each of the Parties and their respective counsel and will be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all Parties.
11.11    Specific Performance. Each of Buyer (one the one hand) and Sellers (on the other) acknowledges and agrees that the other would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of Buyer (one the one hand) and Sellers (on the other) agrees that the other will be entitled, subject to compliance with Section 11.4, to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.
11.12    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
11.13    Entire Agreement; Amendments. This Agreement, together with all Exhibits, Annexes and Schedules hereto, and the other Transaction Documents constitute the entire agreement of the Parties with regard to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. No amendment, supplement or modification of this Agreement will be binding unless executed in writing by all Parties.
(Remainder of page intentionally left blank. Signature pages follow.)

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.
SELLERS:

/s/ Mark L. Guidry
Mark L. Guidry

/s/ Michael P. Maraist
Michael P. Maraist

SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

BUYER:

Frank's International, LLC,
a Delaware limited liability company

By:	/s/ Donald Keith Mosing
Name:	Donald Keith Mosing
Title:	Executive Chairman

SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

EXHIBIT A
DEFINED TERMS
“AAA Rules” is defined in Section 11.4(b)(i).
“Accounts Receivable” means all accounts and notes receivable from account, note and other debtors of Timco outstanding as of the date of this Agreement.
“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (a) a merger, consolidation, liquidation, recapitalization or other business combination transaction involving Timco; (b) the issuance or acquisition of membership interests in Timco; or (c) the sale, lease, exchange or other disposition of any significant portion of the Timco assets.
“Affiliate” means with respect to any Person, any Person that, directly or indirectly, controls, is controlled by, or is under a common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) as used in this definition means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. With respect to any natural person, the term “Affiliate” will also mean (a) the spouse or children (including those by adoption); and any trust whose primary beneficiary is such Person, such Person’s spouse, and/or one or more of such Person’s lineal descendants, (b) the legal representative or guardian of such Person or of any such Person’s spouse or lineal descendants in the event such Person or any of such Person’s spouse or lineal descendants becomes mentally incompetent, and (c) any Person controlled by or under the common control with any one or more of such Person and the Persons described in clauses (a) or (b) of this definition.
“Aged Accounts Receivable” is defined in Section 3.1(d).
“Aged Accounts Receivable Amount” is defined in Section 3.1(d).
“Aged Accounts Receivable True-Up Calculation” is defined in Section 3.3(b).
“Agreement” is defined in the preamble.
“Applicable Rate” means 8% per annum, computed on the basis of a 360-day year or, with respect any amount that an Indemnifying Party has been finally adjudicated as liable to an Indemnifying Party pursuant to Article IX, such higher post-judgment interest as may be imposed by any court of competent jurisdiction.
“Arbitrator(s)” is defined in Section 11.4(b)(i).
“Assumed Obligations” means obligations arising from the ownership and operation of Timco and the Timco Assets; provided, however, that any Damages or Claims arising from any matter for which a Seller is obligated to indemnify the Buyer Indemnified Parties under Section 9.1(a) will not constitute an Assumed Obligation.

“Base Cash Consideration” is defined in Section 2.2(a).
“BHI US Land Rig Count” means the United States land rotary rig count, as published by Baker Hughes (or any replacement reporting service) on its website on Friday of each week.
“Books and Records” means all books and records pertaining to Timco, the Timco Business and the Timco Assets, including all books of account, journals and ledgers, files, correspondence, memoranda, maps, plats, customer lists, suppliers lists, personnel records relating to the employees of Timco, catalogs, promotional materials, data processing programs and other computer software, building and machinery diagrams and plans, but excluding any of the foregoing that relate solely to the Excluded Assets.
“Business Day” means any day other than a Saturday, Sunday or legal holiday under the laws of the United States or the State of Texas.
“Buyer” is defined in the preamble.
“Buyer Indemnified Liabilities” is defined in Section 9.2.
“Buyer Indemnified Parties” is defined in Section 9.1(a)(i).
“Buyer Parent” means Frank’s International, N.V., a limited liability company organized under the laws of the Netherlands.
“Buyer Prepared Return” is defined in Section 7.1(b).
“CAA” means the federal Clean Air Act, as amended.
“Cash” means cash and cash equivalents of Timco, in each case as of the Closing Date, excluding any restricted cash and any cash subject to checks of Timco outstanding but not yet processed as of the Closing Date.
“Cash Consideration” is defined in Section 2.2(a).
“Cash Retention Payments” is defined in Section 6.20.
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
“Claim” means any and all claims, causes of action, demands, lawsuits, suits, information requests, proceedings, governmental investigations or audits and administrative orders.
“Claim Notice” is defined in Section 9.3.
“Closing” is defined in Section 2.7.
“Closing Consideration” is defined in Section 2.2(b).

“Closing Date” means the day on which the Closing takes place.
“Closing Settlement Statement” is defined in Section 2.2(b).
“Code” means the Internal Revenue Code of 1986, as amended.
“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under foreign, state or local law.
“Contract” means any contract, agreement, understanding, undertaking, option, right to acquire, preferential purchase right, preemptive right, warrant, indenture, debenture, note, bond, loan, loan agreement, collective bargaining agreement, lease, mortgage, franchise, license, purchase order, bid, commitment, letter of credit, guaranty, surety or any other legally binding arrangement, whether oral or written.
“Conversion” is defined in Section 2.1.
“Creditors’ Rights” is defined in Section 4.1.
“Damages” means all debts, liabilities, obligations, actual losses, damages, loss of profits, cost and expenses, interest (including prejudgment interest), penalties, fines, reasonable legal and accounting fees, disbursements and costs of investigations, deficiencies, levies, duties and imposts. Damages expressly does not mean incidental, consequential or punitive damages, or any damages premised on diminution in value or based on a multiple.
“Debt” means, for a particular Person without duplication: (a) indebtedness of such Person for borrowed money, including the face amount of any letter of credit supporting the repayment of indebtedness for borrowed money issued for the account of such Person and obligations under letters of credit and agreements relating to the issuance of letters of credit or acceptance financing; (b) obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) obligations of such Person to pay the deferred purchase price of property or services (including obligations that are non-recourse to the credit of such Person but are secured by the assets of such Person, but excluding trade accounts payable); (d) obligations of such Person as lessee under capital leases and obligations of such Person in respect of synthetic leases; (e) obligations of such Person under any hedging arrangement; (f) obligations of such Person under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (a) through (e) above; (g) indebtedness or obligations of others of the kinds referred to in clauses (a) through (f) secured by any Lien on or in respect of any property of such Person; and (h) any prepayment penalties required to be made by such Person in connection with the repayment of any of the indebtedness or obligations of other kinds referred to in clauses (a) through (g).
“Debt Payoff Amount” is defined in Section 8.2(i).

“Deductible” is defined in Section 9.1(b).
“Dispute Notice” is defined in Section 11.4(a)(i).
“Dispute Response” is defined in Section 11.4(a)(i).
“Disputed WC Items” is defined in Section 3.2(b).
“Disputes” is defined in Section 11.4.
“Disputing Party” is defined in Section 11.4(b).
“Earnout Payments” is defined in Section 2.10(b).
“Environmental Authorization” means any license, permit, certificate, order, approval, consent, notice, registration, exemption, variance, filing, or other form of permission required under or issued pursuant to any Environmental Law.
“Environmental Laws” means all Legal Requirements and binding agreements with any Governmental Authority relating to pollution or protection of human health, safety, natural resources, endangered or threatened species, or the environment (including ambient air, surface, water, groundwater, land surface or subsurface strata), including Legal Requirements relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials. Environmental Laws include the following: CAA, CERCLA, EPCRA, FIFRA, FWPCA, OPA, OSHA, RCRA, SARA and TSCA.
“Environmental Liabilities” means any and all obligations to pay the amount of any judgment or settlement, the cost of complying with any settlement, judgment or order for injunctive or other equitable relief, the cost of compliance or corrective action in response to any notice, demand, directive or request from a Governmental Authority, the cost of performing any investigatory or remedial action required under Environmental Laws in response to a Release of Hazardous Materials (including any work performed under any Voluntary Cleanup Program), the amount of any administrative or civil penalty or criminal fine or supplemental environmental project, and any court costs and reasonable amounts for attorneys’ fees, fees for witnesses and experts, and costs of investigation and preparation for defense of any Claim, regardless of whether such Claim is threatened, pending or completed, that may be or have been asserted against or imposed upon any owner or operator of the Timco Business, to the extent any of the foregoing arises out of:
(a)    failure of Timco or any of its Affiliates or any Predecessor, or the Timco Business to comply at any time before the Closing Date with all Environmental Laws;
(b)    presence of any Hazardous Materials on, in, under, at or in any way affecting any property used in the Timco Business at any time before the Closing Date;

(c)    a Release or threatened Release at any time before the Closing Date of any Hazardous Materials on, in, at, under or in any way affecting the Timco Business or any property used therein or at, on, in, under or in any way affecting any adjacent site or facility;
(d)    a Release or threatened Release of any Hazardous Materials on, in, at, under or from any real property other than those described in clause (c) of this definition and to which Timco or any of its Affiliates or any Predecessor transported or disposed, or arranged for the transportation or disposal of, Hazardous Materials generated at or arising from operation of the Timco Business at any time before the Closing Date;
(e)    identification of Timco or any of its Affiliates or any Predecessor as a potentially responsible party under CERCLA or under any Environmental Law similar to CERCLA;
(f)    presence at any time before the Closing Date of any above-ground and/or underground storage tanks, or any asbestos-containing material on, in, at or under any property used in connection with the Timco Business; or
(g)    any and all Claims arising out of exposure to Hazardous Materials originating at the Timco Business or any adjoining property, resulting from operation thereof, or located at the Timco Business, where such exposure allegedly occurred prior to the Closing Date.
“EPCRA” means the emergency planning and Community Right-to-Know Act of 1986, as amended.
“Escrow Account” means the escrow account(s) created pursuant to the Escrow Agreement with respect to the Escrow Fund.
“Escrow Agent” means Capital One, N.A., a national banking organization organized under the laws of the United States of America.
“Escrow Agreement” means an Escrow Agreement in the form of Exhibit B to be entered into by among Buyer, the Sellers and the Escrow Agent.
“Escrow Amount” is defined in Section 2.5.
“Escrow Fund” means, collectively, the Escrow Cash Amount, and any interest or other amounts earned on any portion thereof while such portion is held in the Escrow Account.
“ERISA” is defined in Section 4.24(a)(i).
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b),(c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Estimated Buyer Working Capital Payment” is defined in Section 3.1(b).

“Estimated Closing Date Balance Sheet” is defined in Section 3.1(a).
“Estimated Net Working Capital” is defined in Section 3.1(a).
“Estimated Sellers Working Capital Payment” is defined in Section 3.1(c).
“Excluded Assets” means the assets described on Annex A-1.
“Excluded Liabilities” means any and all liabilities arising from, related to or resulting from the use, ownership or possession of any Excluded Asset, whether related to such use, ownership or possession before, on or after the Closing Date.
“Facilities” is defined in Section 4.9(c).
“FIFRA” means the Federal Insecticide, Fungicide & Rodenticide Act, as amended.
“Final Buyer Payment” is defined in Section 3.2(e).
“Final Buyer Aged Accounts Receivable True-Up Payment” is defined in Section 3.3(c).
“Final Closing Date Aged Accounts Receivable” is defined in Section 3.3(b).
“Final Closing Date Balance Sheet” is defined in Section 3.2(a).
“Final Net Working Capital” is defined in Section 3.2(b).
“Final Sellers Payment” is defined in Section 3.2(d).
“Final Sellers Aged Accounts Receivable True-Up Payment” is defined in Section 3.3(d).
“First Tier Earnout Payment” is defined in Section 2.10(a).
“FLSA” means the federal Fair Labor Standards Act, as amended.
“FWPCA” means the federal Water Pollution Control Act, as amended.
“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.
“Governmental Authority” means any governmental, quasi-governmental, state, county, city or other political subdivision of the United States or any other country, or any agency, court or instrumentality, foreign or domestic, or statutory or regulatory body thereof.
“Guidry” is defined in the preamble.
“Hazardous Material” means any chemical, product, material, waste or substance that, whether by its nature or its use, is regulated or as to which liability might arise under any Environmental Law, including:

(a)    solid or hazardous wastes, as defined in RCRA or in any other Environmental Law;
(b)    hazardous substances, as defined in CERCLA or in any other Environmental Law;
(c)    toxic substances, as defined in TSCA or in any other Environmental Law;
(d)    pollutants or contaminants, as defined in the CAA or the FWPCA, or in any other Environmental Law;
(e)    insecticides, fungicides, or rodenticides, as defined in FIFRA or in any other Environmental Law;
(f)    petroleum hydrocarbons including natural gas, crude oil, or any components, fractions or derivatives thereof; and
(g)    gasoline or any other petroleum product or byproduct, polychlorinated biphenyls, asbestos, urea formaldehyde, NORM, radioactive materials or radon.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indemnified Party” is defined in Section 9.3.
“Indemnifying Party” is defined in Section 9.3.
“Independent Accountant” is defined in Section 3.2(b).
“Individual Indemnified Liabilities” is defined in Section 9.1(a)(i).
“Insurance Policies” is defined in Section 4.28.
“Intellectual Property Rights” means all United States and foreign: (a) patents, patent applications, utility models or statutory invention registrations (whether or not filed), and invention disclosures; (b) trademarks, service marks, logos, designs, trade names, trade dress, domain names and corporate names and registrations and applications for registration thereof (whether or not filed) and the goodwill associated therewith; (c) copyrights, whether registered or unregistered, and registrations and applications for registration thereof (whether or not filed) and other works of authorship, whether or not published; (d) trade secrets, proprietary information, confidential information, know-how, inventions, customer lists and information, supplier lists, manufacturer lists, manufacturing and production processes and techniques, blueprints, drawings, schematics, manuals, software, firmware and databases; (e) domain names and uniform resource locators and all contractual rights relating to the foregoing; (f) the right to sue and collect Damages for any past, present and future infringement, misappropriation or other violation of any of the foregoing; and (g) moral rights relating to any of the foregoing.
“Interest” means, with respect to any Person: (a) capital stock, membership interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest of such Person; (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to acquire any of the foregoing.
“Joint Instruction Letter” is defined in Section 9.4(b).
“Key Employee Agreements” is defined in Section 6.20.
“Key Employees” is defined in Section 6.20.
“Knowledge of Sellers” means the actual knowledge of Guidry and Maraist or which a reasonable investigation would reveal.
“Leased Equipment” is defined in Section 4.10(a).
“Leased Real Property” is defined in Section 4.9(b).
“Legal Requirement” means any law, statute, code, ordinance, order, rule, rules of common law, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization or other directional requirement of any Governmental Authority.
“Lien” means any lien, pledge, condemnation award, claim, restriction, charge, preferential purchase right, security interest, mortgage or encumbrance of any nature whatsoever including as a statutory landlord lien.
“Maraist” is defined in the preamble.
“Material Adverse Effect” means a material and adverse effect on the assets, liabilities, financial condition, business operations, affairs or prospects of Timco, taken as a whole; provided, however, that any event, condition, change, occurrence or development of a state of circumstances which (i) adversely affects the oil and gas and/or oil services industries generally (including, without limitation, changes in commodity prices, general market prices or regulatory changes), (ii) arises out of general economic or industry conditions, (iii) arises out of any generally applicable change in applicable laws or GAAP or interpretation of any thereof, (iv) arises out of acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation, or escalation of a war, acts of armed hostility, natural disasters, weather conditions or other force majeure events or (v) arises out of any failure by Timco to meet any internal projections or forecasts, shall not be considered in determining whether a Material Adverse Effect has occurred, except to the extent such event, condition, change, occurrence or development has a disproportionate adverse effect on the assets, liabilities, financial condition, business operations, affairs or prospects of Timco as compared to other participants in oil and gas services industry and except (without limiting the exceptions described in clauses (i) through (iv) above) with respect to clause (v) for any event, condition, change, occurrence or development of a state of circumstances that causes such failure by Timco to meet any internal projection shall be considered in determining whether a Material Adverse Effect has occurred.
“Material Contract” is defined in Section 4.12(a).

“Material Waiver” means a waiver by the relevant Seller or Timco, as applicable, of a provision of a Material Contract which waiver will result in Buyer or Timco, as applicable, either (a) receiving less consideration under the Material Contract than would have been received without the waiver, or (b) incurring greater liability under the Material Contract than would have been incurred without the waiver.
“Net Debt Amount” means an amount (which amount may be positive or negative) equal to (a) total Debt (long-term and current) as of the Closing Date (including the Debt used to calculate the Debt Payoff Amount), less (b) Cash as of the Closing Date.
“Net Working Capital” means (a) total current assets (excluding cash and cash equivalents, restricted cash and all Tax assets) less (b) total current liabilities (other than Debt included in the calculation of the Net Debt Amount), in each case calculated in accordance with GAAP and inclusive of all appropriate accruals. For the avoidance of doubt, for the purposes of the foregoing, deferred Tax assets and deferred Tax liabilities shall not be taken into account.
“NORM” means naturally occurring radioactive materials.
“NYSE” means the New York Stock Exchange.
“OPA” means the Oil Pollution Act of 1990, as amended.
“Ordinary Course of Business” means, when used in reference to any Person, the ordinary course of business of such Person consistent with past customs and practices of such Person.
“Organizational Documents” means, with respect to a particular Person (other than a natural person), the certificate or articles of formation or incorporation, bylaws, partnership agreement, limited liability company agreement, trust agreement or similar organizational document or agreement, as applicable, of such Person.
“OSHA” means the federal Occupational Safety and Health Act, as amended.
“Owned Real Property” is defined in Section 4.9(a).
“Party” and “Parties” are defined in the preamble.
“Pass-Through Return” is defined in Section 7.1(a).
“Payoff Letters” is defined in Section 8.2(i).
“Permit” is defined in Section 4.11.
“Permitted Liens” means:
(a)    Liens for current period Taxes not yet due and payable;

(b)    inchoate Liens arising by operation of law, including materialman’s, mechanic’s, repairman’s, laborer’s, warehousemen, carrier’s, employee’s, contractor’s and operator’s Liens arising in the Ordinary Course of Business but only to the extent such Liens secure obligations that, as of the Closing, are not due and payable and are not being contested unless being contested in good faith and a reserve or other appropriate provision, if any, as required by GAAP is made therefor in the Timco Interim Balance Sheet;
(c)    minor defects, irregularities in title, easements, rights of way, servitudes and similar rights (whether affecting fee interests, a landlord’s interest in leased properties or a tenant’s interest in leased properties) that individually or in the aggregate (i) have not had, and are not reasonably likely to have, an adverse effect on the ability of Timco or any of its Affiliates to use such property in the manner previously owned or used by Timco or (ii) materially impair the value of such property;
(d)    Liens securing the financing of the acquisition of Timco by Buyer;
(e)    Liens securing any portion of the Debt included in the calculation of the Debt Payoff Amount that are released at the Closing; and
(f)    Liens affecting a landlord’s interest in real property leased to Timco so long as such Liens do not breach and are not reasonably likely to breach a customary covenant of quiet enjoyment (due to the existence of a non-disturbance agreement or other arrangement in which the tenant’s interest is recognized and protected).
“Person” means any natural person, firm, limited partnership, general partnership, association, corporation, limited liability company, company, trust, other organization (whether or not a legal entity), public body or government, including any Governmental Authority.
“Personal Property” is defined in Section 4.10(c).
“Plan” and “Plans” are defined in Section 4.24(a).
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date. Notwithstanding anything to the contrary herein, any franchise Tax will be allocated to the period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such franchise Tax.
“Predecessor” means any Person whose liabilities, including liabilities arising under any Environmental Law, have or may have been retained or assumed by Timco or any of its Affiliates, either contractually or by operation of law.
“Pressley Agreements” means (i) that certain Consulting Agreement, dated December 23, 2011, by and between Timco and William N. Pressley, (ii) that certain Lease Agreement, dated December 23, 2011, by and between La Puerta Ranch Outfitters, Inc., (iii) that certain Promissory Note, dated December 23, 2011 by Timco in favor of William N. Pressley and Judy H. Pressley, and (iv) that certain Pledge Agreement, dated December 23, 2011 by Timco in favor of La Puerta Ranch Outfitters, Inc.
“Pro Rata Share” means, (a) with respect to Guidry, 30% and (b) with respect to Maraist, 70%.
“Prohibited Period” is defined in Section 6.7(a)(i).
“Purchase Price” is defined in Section 2.2(a).
“RCRA” means the Resource Conservation and Recovery Act, as amended.
“Real Property” is defined in Section 4.9(c).
“Registered Intellectual Property” is defined in Section 4.13(a).
“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.
“Released Parties” is defined in Section 6.6.
“Representatives” means, with respect to any Person, any and all directors, managers, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Restricted Area” is defined in Section 6.7(a)(i).
“Retained Liability” means (i) any license royalty, licensing fee or other payment payable by Timco under that certain Non-Exclusive License Agreement, dated effective November 1, 2002, by and between Timco and Frank’s Casing Crew & Rental Tools, Inc., provided that any such license royalties, license fees or other payments payable by Timco, to the extent they exceed $1,000,000, shall not be considered a “Retained Liability”, (ii) any and all liabilities arising from or related to Timco’s labor and employment practices, acts or omissions occurring on or prior to the Closing Date (including all such practices, acts or omissions related to wage payments, overtime pay, hours worked and employee and contractor classification), (iii) any and all liabilities resulting from the matters disclosed on Schedule 4.21 and (iv) any and all liabilities resulting from the ownership by Timco, directly or indirectly (through a Subsidiary or otherwise), of any Interest in any Person or joint venture.
“SARA” means the Superfund Amendments and Reauthorization Act of 1986, as amended.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“Schedule Supplement” is defined in Section 6.18.
“Scheduled Leases” is defined in Section 4.9(b).

“Scheduled Permits” is defined in Section 4.11.
“Scheduled Personal Property” is defined in Section 4.10(b).
“Second Tier Earnout Payment” is defined in Section 2.10(b).
“Seller” and “Sellers” are defined in the preamble.
“Seller Indemnified Liabilities” is defined in Section 9.1(a)(ii).
“Seller Indemnified Parties” is defined in Section 9.2.
“Seller Taxes” means any and all Taxes (a) imposed on any Seller or any of its direct or indirect owners; (b) imposed on or with respect to Timco or the Timco Assets, or for which Timco may otherwise be liable, for any Pre-Closing Tax Period and for the portion of any Straddle Period ending on and including the Closing Date (determined in accordance with Section 7.2); (c) resulting from a breach of any representation or warranty set forth in Section 4.19 (determined without regard to any materiality or Knowledge qualifiers or any scheduled items) or a breach by any Seller of any covenant relating to Taxes set forth in this Agreement; (d) of any Consolidated Group (or any member thereof, other than Timco) of which Timco (or any predecessor of Timco) is or was a member on or prior to the Closing Date by reason of Treasury Regulation § 1.1502-6(a) or any analogous or similar foreign, state or local Legal Requirements; (e) of any other Person for which Timco is or has been liable as a transferee or successor, by Contract or otherwise; (f) that are attributable to the transactions contemplated by this Agreement (other than any Transfer Taxes allocated to Buyer pursuant to Section 7.4) or (g) that are social security, Medicare, unemployment or other employment or withholding Taxes owed as a result of any payments made to Sellers pursuant to this Agreement; provided, however, that no such Tax will constitute a Seller Tax to the extent such Tax was included as a current liability in the final determination of the Final Net Working Capital pursuant to Section 3.2.
“Starr” means Starr Oil Tools, L.L.C., a Louisiana limited liability company.
“Starr Lease” means that certain Lease Agreement by and between Madison Properties, LLC and Timco dated as of April 1, 2013.
“Starr Sublease” means any agreement, arrangement or course of dealing, whether written or not, whereby Starr sub-leases from Timco any and all of the property subject to that certain Lease Agreement by and between Madison Properties, LLC and Timco Services, Inc. dated 4/1/2013.
“Starr Transition Agreement” is defined in Section 6.7(e).
“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date. Notwithstanding anything to the contrary herein, any franchise Tax will be allocated to the period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such franchise Tax.

“Subsidiary” means, with respect to any Person, (a) any corporation, partnership, limited liability company or other entity a majority of the Interests of which having voting power under ordinary circumstances to elect at least a majority of the board of directors or other Persons performing similar functions is at the time owned or controlled, directly or indirectly, by such Person or by one or more of the other direct or indirect Subsidiaries of such Person or a combination thereof (regardless of whether, at the time, Interests of any other class or classes will have, or might have, voting power by reason of the occurrence of any contingency), (b) a partnership in which such Person or any direct or indirect Subsidiary of such Person is a general partner or (c) a limited liability company in which such Person or any direct or indirect Subsidiary of such Person is a managing member or manager.
“Target Net Working Capital Maximum” is defined in Section 3.1(a).
“Target Net Working Capital Minimum” is defined in Section 3.1(a).
“Tax” or “Taxes” means (a) any taxes, assessments, fees, unclaimed property and escheat obligations, and other governmental charges imposed by any Governmental Authority, including income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, real property (including assessments, fees or other charges imposed by any Governmental Authority that are based on the use or ownership of real property), personal property (tangible and intangible), value added, turnover, sales, use, environmental, stamp, leasing, lease, use, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess or windfall profits, occupational, premium, severance, estimated, or other similar charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a Consolidated Group for any period; and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.
“Tax Proceeding” is defined in Section 7.3.
“Tax Reimbursement Payment” is defined in Section 2.2(a).
“Tax Return” means any return, report, election, document, estimated tax filing, declaration, claim for refund, property tax rendition, information return or other filing relating to Taxes, including any schedules or attachments thereto and any amendment thereof.
“Third-Party Claim” means a claim asserted against an Indemnified Party by a Person other than (a) an Affiliate of such Indemnified Party or (b) any director, stockholder, officer, member, managers, partner, equityholder or employee of any such Indemnified Party or its Affiliates.
“Timco” means (i) as of the date of this Agreement and prior to the Conversion, Timco Services, Inc., a Louisiana corporation, and (ii) following the Conversion (including as of the Closing), Timco Services, LLC, a Delaware limited liability company.
“Timco Annual Financial Statements” is defined in Section 4.16.

“Timco Assets” means all of the assets, whether real, personal (tangible or intangible) or mixed, owned (in fee or any lesser interest including leasehold interests) by Timco, but excluding the Excluded Assets.
“Timco Business” means the business and operations performed by Timco as of the Closing and for the 24-month period prior thereto, including the provision of casing, tubing and associated services and the ownership, operation and rental of associated casing and tubing running equipment, but excluding the Excluded Assets and the Excluded Liabilities.
“Timco Financial Statements” is defined in Section 4.16.
“Timco Intellectual Property” is defined in Section 4.13(a).
“Timco Interests” means (i) as of the date of this Agreement and prior to the Conversion, shares of capital stock of Timco, and (ii) following the Conversion (including as of the Closing), membership interests of Timco.
“Timco Interim Balance Sheet” is defined in Section 4.16.
“Timco Interim Financial Statements” is defined in Section 4.16.
“Timco Organizational Documents” means the Organizational Documents of Timco, certificate of incorporation of Timco, dated May 1, 2008 as well as all Organizational Documents of Timco after giving effect to the Conversion.
“Timco Shares” is defined in the recitals.
“Transaction Costs” means the aggregate amount of all fees and expenses payable by Timco to service providers (including any brokers or investment advisory firms) in connection with the transactions contemplated by this Agreement or the proposed sale of Timco (including any partial sale) in general that, as of the Closing Date, remain unpaid and have been identified on a written schedule delivered by the Sellers to the Buyer no later than two Business Days prior to the Closing Date.
“Transaction Documents” means this Agreement, the Escrow Agreement and all other agreements, conveyances, documents, instruments and certificates delivered at the Closing pursuant to this Agreement.
“Transfer Taxes” is defined in Section 7.4.
“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.
“TSCA” means the Toxic Substances Control Act, as amended.

“Voluntary Cleanup Program” means a program of the United States or a state of the United States enacted pursuant to an Environmental Law that provides for a mechanism for the written approval of, or authorization to conduct, voluntary remedial action for the clean-up, removal or remediation of contamination that exceeds actionable levels established pursuant to Environmental Law.
“WC Dispute Notice” is defined in Section 3.2(b).